Exhibit 99.1

MAG SILVER CORP.
Suite 770, 800 West Pender Street
Vancouver, British Columbia  V6C 2V6

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
AND
MANAGEMENT INFORMATION CIRCULAR

relating to the

2012 ANNUAL GENERAL AND SPECIAL
MEETING OF SHAREHOLDERS
TO BE HELD ON OCTOBER 5, 2012

Dated September 7, 2012

THIS PAGE INTENTIONALLY LEFT BLANK

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING

NOTICE IS HEREBY GIVEN that the annual general and special meeting (the “Meeting”) of shareholders of MAG Silver Corp. (the “Company”) will be held at The Fairmont Waterfront, 900 Canada Place Way, Vancouver, British Columbia, Canada V6C 3L5 at 10:00 a.m. (Pacific time) on Friday, October 5, 2012 for the following purposes:

•	To receive the audited financial statements of the Company for the financial year ended December 31, 2011 and accompanying report of the auditor;

•	To appoint Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company for the ensuing year and to authorize the directors to fix their remuneration;

•	To set the number of directors of the Company at nine;

•	To elect the nine nominees of the Company standing for election as directors of the Company to hold office for the ensuing year;

•	To approve an ordinary resolution ratifying, confirming and approving the Company’s advance notice policy; and

•	To transact such other business as may properly come before the Meeting or any adjournment or postponement thereof.

The details of all matters proposed to be put before shareholders at the Meeting are set forth in the management information circular accompanying this Notice of Meeting.  At the Meeting, shareholders will be asked to approve each of the foregoing items.

The directors of the Company have fixed September 7, 2012 as the record date for the Meeting (the “Record Date”).  Only Shareholders of record at the close of business on the Record Date are entitled to vote at the Meeting or any adjournment thereof.

If you are a registered shareholder of the Company and unable to attend the Meeting in person, please exercise your right to vote by completing and returning the accompanying form of proxy and deposit it with Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9 by 10:00 a.m. (Pacific time) on Wednesday, October 3, 2012 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.

If you are a non-registered shareholder of the Company and received this Notice of Meeting and accompanying materials through a broker, a financial institution, a participant, a trustee or administrator of a self-administered retirement savings plan, retirement income fund, education savings plan or other similar self-administered savings or investment plan registered under the Income Tax Act (Canada), or a nominee of any of the foregoing that holds your security on your behalf (the “Intermediary”), please complete and return the materials in accordance with the instructions provided to you by your Intermediary.

DATED at Vancouver, British Columbia September 7, 2012.

MAG SILVER CORP.

“Daniel MacInnis”
by: _____________________________
Daniel MacInnis
President and Chief Executive Officer

MAG SILVER CORP.
SUITE 770, 800 WEST PENDER STREET
VANCOUVER, BRITISH COLUMBIA  V6C 2V6

MANAGEMENT INFORMATION CIRCULAR

Dated September 7, 2012

This Management Information Circular (“Information Circular”) accompanies the Notice of Annual General and Special Meeting (the “Meeting”) of the shareholders of MAG Silver Corp. (the “Company”) to be held on Friday, October 5, 2012 at the time and place and for the purposes set out in the accompanying Notice of Meeting.  This Information Circular is furnished in connection with the solicitation of proxies by management of the Company for use at the Meeting and at any adjournment or postponement of the Meeting.

PROXIES AND VOTING RIGHTS

General

It is expected that solicitations of proxies will be made primarily by mail but proxies may also be solicited by telephone or other personal contact by directors, officers and employees of the Company without special compensation.  The Company may reimburse shareholders’ nominees or agents (including brokers holding shares on behalf of clients) for the costs incurred in obtaining authorization to execute forms of proxies from their principals.  The Company will be using the services of Kingsdale Shareholder Services Inc. (“Kingsdale”) to provide the following services in connection with the Meeting: review and analysis of the information circular, recommending corporate governance best practices where applicable, liaising with proxy advisory firms, developing and implementing shareholder proxies, and the solicitation of proxies including contacting shareholders by telephone.  Shareholders needing assistance completing a form of proxy or voting instruction form should contact Kingsdale toll free in North America at 1-866-481-2532.  The estimated cost of such service is $150,000 plus charges for any telephone calls.  The costs of solicitation will be borne by the Company.

Only a shareholder whose name appears on the certificate(s) representing its shares (a “Registered Shareholder”) or its duly appointed proxy nominee is permitted to vote at the Meeting.  A shareholder is a non-registered shareholder (a “Non-Registered Shareholder”) if its shares are registered in the name of an intermediary, such as an investment dealer, bank, trust company, trustee, custodian, or other nominee, or a clearing agency in which the intermediary participates.  Accordingly, most shareholders of the Company are “Non-Registered Shareholders” because the shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is a Non-Registered Shareholder in respect of shares which are held on behalf of that person, but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Shareholder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In Canada, the vast majority of such shares are registered under the name of CDS, which company acts as nominee for many Canadian brokerage firms. Shares so held by brokers or their nominees can only be voted (for or against resolutions) upon the instructions of the Non-Registered Shareholder. Without specific instructions, brokers/nominees are prohibited from voting shares held for Non-Registered Shareholders.

These shareholder materials are being sent to both Registered Shareholders and Non-Registered Shareholders.  If the Company or its agent has sent these materials directly to a Non-Registered Shareholder, such Non-Registered Shareholder’s name and address and information about its holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding the securities on such Non-Registered Shareholder’s behalf.

Non-Registered Shareholders who have not objected to their Intermediary disclosing certain information about them to the Company are referred to as “NOBOs”, whereas Non-Registered Shareholders who have objected to their Intermediary disclosing ownership information about them to the Company are referred to as “OBOs”.  In accordance with National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer, the Company has elected to send the Notice of Meeting, this Information Circular and the related form of proxy or voting instruction form (collectively, the “Meeting Materials”) directly to the NOBOs, and indirectly to the OBOs through their Intermediaries.  By choosing to send the Meeting Materials directly to NOBOs, the Company (and not the Intermediary holding shares on behalf of the NOBOs), has assumed responsibility for (i) delivering the Meeting Materials to the NOBOs, and (ii) executing their proper voting instructions.

Appointment of Proxies

Registered Shareholders

The persons named in the accompanying form of proxy are nominees of the Company’s management. A shareholder has the right to appoint a person (who need not be a shareholder) to attend and act for and on the shareholder’s behalf at the Meeting other than the persons designated as proxyholders in the accompanying form of proxy. To exercise this right, the shareholder must either:

(a)           on the accompanying form of proxy, strike out the printed names of the individuals specified as proxyholders and insert the name of the shareholder’s nominee in the blank space provided; or

(b)           complete another proper form of proxy.

In either case, to be valid, a proxy must be dated and signed by the shareholder or by the shareholder’s attorney authorized in writing. In the case of a corporation, the proxy must be signed by a duly authorized officer of, or attorney for, the corporation.

The completed proxy, together with the power of attorney or other authority, if any, under which the proxy was signed or a notarially certified copy of the power of attorney or other authority, must be delivered to Computershare Investor Services Inc. (“Computershare”), 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9, or by telephone, internet or facsimile, by 10:00 a.m. (Pacific time) on Wednesday, October 3, 2012 or at least 48 hours (excluding Saturdays, Sundays and holidays) before the time that the Meeting is to be reconvened after any adjournment of the Meeting.  Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Non-Registered Shareholders

Only Registered Shareholders or duly appointed proxyholders for Registered Shareholders are permitted to vote at the Meeting.  Non-Registered Shareholders (whether NOBOs or OBOs) are advised that only proxies from shareholders of record can be recognized and voted at the Meeting.

Non-Registered Shareholders that are NOBOs should complete and return the voting instruction form (as opposed to the form of proxy) accompanying this Information Circular as specified in the voting instruction form.

With respect to Non-Registered Shareholders that are OBOs, the Intermediary holding shares on behalf of an OBO is required to forward the Meeting Materials to such OBO (unless such OBO has waived its right to receive the Meeting Materials) and to seek such OBO’s instructions as how to vote its shares in respect of each of the matters described in this Information Circular to be voted on at the Meeting.  Each Intermediary has its own procedures which should be carefully followed by OBOs to ensure that their Shares are voted by the Intermediary on their behalf at the Meeting.  The instructions for voting will be set out in the form of proxy or voting instruction form provided by the Intermediary.  OBOs should contact their Intermediary and carefully follow the voting instructions provided by such Intermediary.  Alternatively, OBOs who wish to vote their Shares in person at the Meeting may do so by appointing themselves as the proxy nominee by writing their own name in the space provided on the form of proxy or voting instruction form provided to them by the Intermediary and following the Intermediary's instructions for return of the executed form of proxy or voting instruction form.

All references to shareholders in this Information Circular and the accompanying Notice of Meeting and form of proxy are to shareholders of record unless specifically stated otherwise.

Shareholders needing assistance completing and returning a proxy or VIF may call Kingsdale Shareholder Services Inc. toll free at 1-866-481-2532.

Revocation of Proxies

A shareholder who has given a proxy may revoke it at any time before the proxy is exercised:

(a)	by an instrument in writing that is:

(i)	signed by the shareholder, the shareholder’s legal personal representative or trustee in bankruptcy or, where the shareholder is a corporation, a duly authorized representative of the corporation; and

(ii)
delivered to Computershare Investor Services Inc., 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 0A3 or to the registered office of the Company located at Suite 1600 – 925 West Georgia Street, Vancouver, British Columbia, Canada V6C 3L2 at any time up to and including the last business day preceding the day of the Meeting or any adjournment of the Meeting;

(b)
by sending another proxy form with a later date to Computershare before 10:00 a.m. (Pacific time) on Wednesday, October 3, 2012 or at least 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed Meeting;

(c)	by attending the Meeting and notifying the Chairman of the Meeting prior to the commencement of the Meeting that the shareholder has revoked its proxy; or

(d)	in any other manner provided by law.

A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

Voting and Exercise of Discretion by Proxyholders

A shareholder may indicate the manner in which the persons named in the accompanying form of proxy are to vote with respect to a matter to be acted upon at the Meeting by marking the appropriate space. If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted or withheld from voting in accordance with the instructions given in the proxy on any ballot that may be called for.

If the shareholder specifies a choice in the proxy with respect to a matter to be acted upon, then the shares represented will be voted or withheld from the vote on that matter accordingly. If no choice is specified in the proxy with respect to a matter to be acted upon, it is intended that the proxyholder named by management in the accompanying form of proxy will vote the shares represented by the proxy in favour of each matter identified in the proxy and for the nominees of the Company’s board of directors for directors and auditor.

The accompanying form of proxy also confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters which may properly come before the Meeting. As of the date of this Information Circular, management of the Company is not aware of any such amendments or variations, or any other matters that will be presented for action at the Meeting other than those referred to in the accompanying Notice of Meeting. If, however, other matters that are not now known to management properly come before the Meeting, then the persons named in the accompanying form of proxy intend to vote on them in accordance with their best judgment.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares.  As at September 7, 2012, the Company had 59,753,034 common shares issued and outstanding.

In accordance with applicable laws, the board of directors of the Company has provided notice of and fixed the record date as of September 7, 2012 (the “Record Date”) for the purposes of determining shareholders entitled to receive notice of, and to vote at, the Meeting, and has obtained a list of all persons who are Registered Shareholders at the close of business on the Record Date and the number of common shares registered in the name of each Registered Shareholder on that date.  Each Registered Shareholder as at the close of business on the Record Date will be entitled to receive notice of the Meeting and will be entitled to one vote at the Meeting for each common share registered in his or her name as it appears on the list.

To the knowledge of the directors and executive officers of the Company, as at the Record Date, only the following shareholder beneficially owns, directly or indirectly, or exercises control or direction over, common shares carrying 10% or more of the voting rights attached to all outstanding voting securities of the Company:

Name	Number of Shares	Percentage of Outstanding Shares
Fresnillo plc(1)(2)	9,746,193	16.31%(3)
Notes:
(1) The information above has been obtained by the Company from the System for Electronic Disclosure by Insiders as of the date of this Information Circular.
(2) The common shares in this table are held by Fresnillo plc (“Fresnillo”) and its affiliates.
(3) The percentage shown has been calculated based on the number of issued and outstanding common shares of the Company as at September 7, 2012.

RECEIPT OF DIRECTORS’ REPORT AND FINANCIAL STATEMENTS

The Directors’ Report and the consolidated financial statements of the Company for the financial year ended December 31, 2011 and accompanying auditor’s report will be presented at the Meeting and have been previously filed under the Company’s profile on SEDAR at www.sedar.com.

PARTICULARS OF MATTERS TO BE ACTED UPON

Size of Board

The board of directors of the Company presently consists of eight directors.  Management proposes that the number of directors on the Company's board be increased to nine.  Shareholders will therefore be asked at the Meeting to approve an ordinary resolution that the number of directors elected be set at nine (9) for the ensuing year, subject to such increases as may be permitted by the articles of the Company and the provisions of the Business Corporations Act (British Columbia).  The Company’s board of directors recommends a vote “FOR” the approval of the resolution setting the number of directors at nine (9).  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the resolution setting the number of directors at nine (9).

Election of Directors

The term of office of each of the present directors expires at the Meeting.  The management of the Company proposes to nominate the persons named in the table below for election as directors of the Company. The nominees include each of the existing directors of the Company other than R. Michael Jones, who is not seeking re-election.  Each director elected will hold office until the next annual general meeting of the Company or until his or her successor is duly elected or appointed, unless the office is earlier vacated in accordance with the Articles of the Company or the Business Corporations Act (British Columbia) or he becomes disqualified to act as a director.

Pursuant to the advance notice policy of the Company adopted by the board of directors on August 23, 2012 and discussed in further detail below, any additional director nominations for the Meeting must have been received by the Company in compliance with the advance notice policy no later than the close of business on September 4, 2012.  As no such nominations were received by the Company prior to such date, management's nominees for election as directors set forth below shall be the only nominees eligible to stand for election at the Meeting.

The table below sets forth for each management nominee for election as director, (i) their name, (ii) the province or state and country where they reside, (iii) all offices of the Company now held by each of them, including committees on which they serve, (iv)  their principal occupations, businesses or employments, (v) the period of time during which each has been a director of the Company, and (vi) the number of common shares of the Company beneficially owned, directly or indirectly, or controlled or directed, as of the date of this Information Circular.  The Company’s board of directors recommends a vote “FOR” the appointment of each of the following nominees as directors.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of the directors set out in the following table.

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Daniel T. MacInnis (7) British Columbia, Canada President, CEO and Director	President and CEO of the Company since February 1, 2005. Mr. MacInnis is also a director of MAX Resources Corp.	February 1, 2005	301,300
Frank R. Hallam (5)(7) British Columbia, Canada Director
April 2003 to June 22, 2010, CFO of MAG Silver Corp., 2002 to present, CFO and director of Platinum Group Metals Ltd., a company building a platinum mine in South Africa and exploring properties in Canada and South Africa; 1996 to 2007, CFO Callinan Mines Ltd.; 2006 to 2009, director of West Timmins Mining Inc. and CFO 2006 to 2008; 2009 to present, director Lake Shore Gold Corp.; 2009 to present, director and CFO of West Kirkland Mining Inc.  Mr. Hallam is a director of Platinum Group Metals Ltd., Lake Shore Gold Corp., West Kirkland Mining Inc. and Nextraction Energy Corp.
		June 22, 2010	Nil
Eric H. Carlson (2)(4) British Columbia, Canada Director	Founder and CEO of Anthem Properties Group Ltd. and its affiliates, including Anthem Works Ltd., a reporting issuer, together comprising a real estate investment and development group of companies operating under the Anthem brand, from July 1994 to present; 1992 to 2008, President of Kruger Capital Corp.; and director of West Timmins Mining Inc. from 2006 to 2009. Mr. Carlson is also a director of Platinum Group Metals Ltd., West Kirkland Mining Inc., and Nextraction Energy Corp.	June 11, 1999	1,325,500
Dr. Peter K. Megaw(7) Arizona, USA Director
President of IMDEX and co-founder of Minera Cascabel S.A. DE C.V. since 1988, a geological consulting company; consulting geologist for the Company since its inception in 2003.  Dr. Megaw is also a director of Candente Gold Corp and Minaurum Gold Corp.
		February 6, 2006	550,571(6)
Jonathan A. Rubenstein (3)(4)(5) British Columbia, Canada Chairman and Director
Corporate  Director of Aurelian Resources September 2006 to August 2008; director of Cumberland Resources Ltd. from 1983 to 2007; director of Redcorp Ventures, from 2000  to 2007; director of Rio Novo Gold from 2010 to 2012.  Former lawyer in private practice, with focus on corporate and securities law. Mr. Rubenstein is also currently a director of Eldorado Gold, Detour Gold, and Troon Ventures.
		February 26, 2007	Nil

Name, Position, Province / State and Country of Residence(1)	Principal Occupation and Occupations during the past 5 years (1)	Director Since	Number of Shares Beneficially Owned, Controlled or Directed (1)
Richard M. Colterjohn(2)(3)(5) Ontario, Canada Director	Managing Partner at Glencoban Capital Management Inc., a merchant banking firm, since 2002. Founder, president, CEO and director of Centenario Copper Corporation 2004 to 2009; director of Cumberland Resources Ltd 2003 to 2007; director of Explorator Resources Ltd 2009 to 2011. Mr. Colterjohn also currently serves as a director of AuRico Gold Inc.	October 16, 2007	10,000
Derek C. White(2)(4) British Columbia, Canada Director
CEO and President of KGHM International Limited since September 2012 and Executive Vice President – Corporate Develop since September 2007; previously the CFO of Quadra Mining commencing in April 2004.  Mr. White holds an undergraduate degree in Geological Engineering and is a Chartered Accountant.  Mr. White is also a director of Magellan Mineral Limited and Laurentian Goldfields Ltd.
		October 16, 2007	Nil
Peter D. Barnes North Vancouver, Canada No existing offices
Corporate Director and a private investor. Director of CB Gold Inc. since April 2010, where he is the non-executive Chairman and a member of the Audit Committee and the Governance Committee. Former CEO and director of Silver Wheaton Corp, 2006 to 2011, and one of Silver Wheaton’s founders in 2004. Executive Vice President and CFO of Goldcorp Inc. from 2005 to 2006. Director of Avanti Mining Inc. from June 2007 to April 2012. Member of the Institute of Corporate Directors and was a member of the Silver Institute’s Board of Directors from 2009 to 2011.
		New nominee	Nil
Richard P. Clark Vancouver, Canada No existing offices
CEO of Sirocco Mining Inc.  since October 2011 and has served as a director since 1994. Senior executive with the Lundin Group of Companies for past 10 years. Former CEO, President and a director of Red Back Mining Inc. from 2004 until the company’s takeover by Kinross Gold Corporation in 2010. Mr. Clark served as a director of Kinross Gold Corporation from November 2010 until July 2011, Fortuna Silver Mines Inc. from August 2008 to June 2010, Corriente Resources Inc. from 1996 until its acquisition in 2010, Minera Andes Inc. from 2008 to 2009, Sanu Resources Ltd. from 2004 until its acquisition by Canadian Gold Hunter Corp. in 2009, and Sunridge Gold Corp. from 2007 to 2008. Mr. Clark also currently serves as director of Lucara Diamond Corp.
		New nominee	Nil.

Notes:
(1)
Information as to the place of residence, principal occupation and shares beneficially owned, directly or indirectly, or controlled or directed has been furnished by the respective nominees individually.

(2)	Member of the Company’s Audit Committee.
(3)	Member of the Company’s Compensation Committee.
(4)	Member of the Company’s Governance and Nomination Committee.
(5)	Member of the Company’s Special Committee.
(6)	Of these holdings, 11,085 shares are held by Minera Cascabel S.A. de C.V., of which Dr. Megaw is a 33.33% owner.
(7)	Member of the Company’s Disclosure Committee.

Management of the Company does not contemplate that any of the proposed nominees will be unable to serve as a director; however, if for any reason any of the proposed nominees do not stand for election or are unable to serve as such, the common shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the person designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

None of the management nominees is currently, or has been within the past ten years, (A) a director, chief executive officer or chief financial officer of any company that (i) was subject to an order that was issued while such person was acting in the capacity as director, chief executive officer or chief financial officer, or (ii) was subject to an order that was issued after such person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while such person was acting as a director, chief executive officer or chief financial officer, or (B) a director or executive officer of any company that, while such person was acting in such capacity, or within a year of such person ceasing to act in such capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  None of the management nominees has within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such person. None of the management nominees has been subject to (1) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority or (2) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for such person.

Appointment and Remuneration of Auditor

The shareholders will be asked to vote for the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the next annual general meeting of shareholders of the Company and to authorize the directors to fix their remuneration.  The Company’s board of directors recommends a vote “FOR” the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the appointment of Deloitte & Touche LLP, Chartered Accountants, as the auditor of the Company to hold office until the close of the next annual meeting of shareholders and to authorize the directors to fix their remuneration.

Confirmation and Approval of Advance Notice Policy

Background

On August 23, 2012, the board of directors of the Company adopted an advance notice policy (the “Advance Notice Policy”) with immediate effect, a copy of which is attached to this Information Circular as Schedule A.  In order for the Advance Notice Policy to remain in effect following termination of the Meeting, the Advance Notice Policy must be ratified, confirmed and approved at the Meeting, as set forth more fully below.

Purpose of the Advance Notice Policy

The directors of the Company are committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of the Advance Notice Policy is to provide shareholders, directors and management of the Company with a clear framework for nominating directors.  The Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

Terms of the Advance Notice Policy

The following information is intended as a brief description of the Advance Notice Policy and is qualified in its entirety by the full text of the Advance Notice Policy, a copy of which is attached as Schedule A.  The terms of the Advance Notice Policy are summarized below:

The Advance Notice Policy provides that advance notice to the Company must be made in circumstances where nominations of persons for election to the board of directors are made by shareholders of the Company other than pursuant to: (i) a "proposal" made in accordance with Division 7 of the Business Corporations Act (British Columbia) (the “Act”); or (ii) a requisition of the shareholders made in accordance with section 167 of the Act.

Among other things, the Advance Notice Policy fixes a deadline by which holders of record of common shares of the Company must submit director nominations to the secretary of the Company prior to any annual or special meeting of shareholders and sets forth the specific information that a shareholder must include in the written notice to the secretary of the Company for an effective nomination to occur.  No person will be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Policy.

In the case of an annual meeting of shareholders, notice to the Company must be made not less than 30 nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice may be made not later than the close of business on the 10th day following such public announcement.

In the case of a special meeting of shareholders (which is not also an annual meeting), notice to the Company must be made not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made.

The board of directors of the Company may, in its sole discretion, waive any requirement of the Advance Notice Policy.

Confirmation and Approval of Advance Notice Policy by Shareholders

If the Advance Notice Policy is approved at the Meeting, the Advance Notice Policy will continue to be effective and in full force and effect in accordance with its terms and conditions beyond the termination of the Meeting.  Thereafter, the Advance Notice Policy will be subject to an annual review by the board of directors of the Company, and will be updated to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

If the Advance Notice Policy is not approved at the Meeting, the Advance Notice Policy will terminate and be of no further force or effect from and after the termination of the Meeting.

At the Meeting, the shareholders will be asked to approve the following by ordinary resolution (the “Advance Notice Policy Resolution”):

“BE IT RESOLVED, as an ordinary resolution of the Shareholders of the Company, that:

1.	The Company’s Advance Notice Policy (the “Advance Notice Policy”) as set forth in the Information Circular dated September 7, 2012 be and is hereby ratified, confirmed and approved;

2.
The board of directors of the Company be authorized in its absolute discretion to administer the Advance Notice Policy and amend or modify the Advance Notice Policy in accordance with its terms and conditions to the extent needed to reflect changes required by securities regulatory agencies or stock exchanges, so as to meet industry standards, or as otherwise determined to be in the best interests of the Company and its shareholders; and

3.
Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions.

The Company’s board of directors recommends a vote “FOR” the approval of the Advance Notice Policy Resolution.  In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the approval of the Advance Notice Policy Resolution.

Other Business

Management knows of no other matter to come before the Meeting other than the matters referred to in the accompanying Notice of Meeting and this Information Circular.

STATEMENT OF EXECUTIVE COMPENSATION

A.           Named Executive Officers

For the purposes of this Information Circular, a Named Executive Officer (“NEO”) of the Company means each of the following individuals:

(a)	a chief executive officer (“CEO”) of the Company;

(b)	a chief financial officer (“CFO”) of the Company;

(c)
each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the most recently completed financial year whose total compensation was, individually, more than $150,000, as determined in accordance with subsection 1.3(6) of Form 51-102F6, for that financial year; and

(d)
each individual who would be an NEO under paragraph (c) above but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of that financial year.

The Company’s NEOs for the fiscal year ending December 31, 2011 are:

●	Daniel MacInnis, President and Chief Executive Officer (“CEO”);

●	Larry Taddei, Chief Financial Officer (“CFO”);

●	Michael Petrina, Vice President Operations (“VP Operations”);

●	Gordon Neal, Vice President Corporate Development (“VP Corporate Development”); and

●	Jody Harris, Corporate Secretary.

B.           Compensation Discussion and Analysis

The Compensation Committee of the Company’s board of directors (the “Compensation Committee”), which is comprised exclusively of independent directors, is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers.  The Compensation Committee has a pay-for-performance philosophy and its compensation programs are designed to attract and retain executive officers with the talent and experience necessary for the success of the Company.  The Compensation Committee ensures that the total compensation paid to all NEOs is fair and reasonable and is consistent with the Company’s compensation philosophy.

Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success. The Company’s compensation philosophy includes fostering entrepreneurship at all levels of the organization by making long term equity-based incentives, through the granting of stock options, a significant component of executive compensation.  This approach is based on the assumption that the performance of the Company’s common share price over the long term is an important indicator of long term performance.

The Company’s principal goal is to create value for its shareholders.  The Company’s compensation philosophy reflects this goal, and is based on the following fundamental principles:

1.	Compensation programs align with shareholder interests – the Company aligns the goals of executives with maximizing long term shareholder value;

2.	Performance sensitive – compensation for executive officers should fluctuate and be linked to:

(a)	operating performance of the Company, considering ongoing exploration and corporate successes; and

(b)	market performance of the Company, considering current market conditions and market performance against peers; and

3.
Offer market competitive compensation to attract and retain talent – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing employees who are performing according to their objectives and to attract new individuals of the highest caliber.

The objectives of the compensation program in compensating all NEOs were developed based on the above-mentioned compensation philosophy and are as follows:

•	to attract and retain highly qualified executive officers;

•	to align the interests of executive officers with shareholders’ interests and with the execution of the Company’s business strategy;

•	to evaluate executive performance on the basis of key measurements that correlate to long-term shareholder value; and

•	to tie compensation directly to those measurements and rewards based on achieving and exceeding predetermined objectives.

Competitive Compensation

The Company is dependent on individuals with specialized skills and knowledge related to the exploration for and development of mineral prospects, corporate finance and management. Therefore, the Company seeks to attract, retain and motivate highly skilled and experienced executive officers by providing competitive aggregate compensation.  As discussed more fully below, the Compensation Committee reviews compensation practices of similarly situated companies in determining compensation policy. Although the Compensation Committee reviews each element of compensation for market competitiveness, and it may weigh a particular element more heavily based on a particular NEO’s role within the Company, it is primarily focused on remaining competitive in the market with respect to overall compensation.

The Compensation Committee reviews data related to compensation levels and programs of various companies that are both similar in size to the Company and operate within the mining exploration and development industry, prior to making its decisions.  These companies are used as the Company’s primary peer group because they have similar business characteristics or because they compete with the Company for employees and investors.  The Compensation Committee also periodically engages independent executive compensation consulting firms to conduct peer group compensation analysis, and provide comparative analysis of relevant industry compensation levels. Lastly, the Compensation Committee relies on the experience of its members as officers and/or directors at other companies in similar lines of business as the Company in assessing compensation levels.  These other companies are identified below under the heading “Disclosure of Corporate Governance Practices – Directorships”.  The purpose of this process is to:

•	understand the competitiveness of current pay levels for each executive position relative to companies with similar operations and business characteristics;

•	identify and understand any gaps that may exist between actual compensation levels and market compensation levels; and

•	establish a basis for developing salary adjustments and short-term and long-term incentive awards for the Compensation Committee’s approval.

Comparator Group

Comparative data for the Company’s peer group is accumulated from a number of external sources including the use of independent compensation consultants.  In 2010, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm specializing in executive and board of director compensation reviews, strategic short- and long-term incentive design, and executive retention issues. Lane Caputo worked with the Compensation Committee to assemble a comparable industry peer group, and then undertook a comparative compensation analysis of the peer group, and reported back to the Compensation Committee with an executive compensation report (the “2010 Executive Compensation Report”).  The industry peer group established in 2010 (the “2010 Peer Group”) comprised the following 18 companies:

Alexco Resources Inc
Bear Creek Mining Corp.
Continental Minerals Corp.
Exeter Resource Corp.
Extorre Gold Mines Limited
Far West Mining Ltd.
Fronteer Gold Inc.
Greystar Resources Ltd.
Guyana Goldfields Inc.

International Tower Hill Mines Ltd.
Keegan Resoruces Inc.
Orko Silver Corp.
Premier Gold Mines Ltd.
Rainy River Resources Ltd.
Romarco Minerals Inc.
Rubicon Minerals Corporation
Sabina Gold & Silver Corp.
Victoria Gold Corp.

The Company re-engaged Lane Caputo in July 2012 to update its 2010 Executive Compensation Report (“2012 Executive Compensation Report”) and to undertake an updated peer group analysis (the “2012 Peer Group”).  While the updated 2012 Peer Group contains several of the comparator companies from the 2010 Peer Group, the 2012 Peer Group has been revised to better reflect the evolving business of the company and the emergence of new comparators.  Lane Caputo used various considerations in arriving at the comparator group:

i.
The magnitude of executive compensation tends to be strongly correlated to the size and complexity of the organization an executive oversees, and as such, organizations with market capitalizations of between 50% - 200% of the Company’s market capitalization were considered to represent a realistic market reflective of talent with a similar scope of responsibilities.

ii.
The peer group was limited to those companies that have not yet achieved commercial production, as the pay mix tends to shift away from equity and toward salary and cash bonus once a company reaches a sustainable level of cash flow.

iii.
Normally a peer group would be limited to those companies with operations in similar geographic areas of the Company to reflect the fact that executives with international experience tend to command a more competitive compensation structure than those with just domestic responsibilities.  Unfortunately, there were not sufficient international peer companies of MAG’s size who had not already started production, so some pre-production domestic companies were added to the peer group in order to get a sufficient sample size.

Based on these considerations, Lane Caputo determined MAG’s 2012 Peer Group to be comprised of the following 21 companies:

Alexco Resources Inc.
Banro Corp.
Bear Creek Mining Corp.
Chesapeake Gold Corp.
Colossus Minerals Inc.
Continental Gold Ltd.
Copper Fox Metals Inc.
Extorre Gold Mines Ltd.
Guyana Goldfields Inc.
Keegan Resources Inc.
NovaGold Resources Inc.

Premier Gold Mines Ltd.
Pretium Resources Inc.
Queenston Mining Inc.
Rainy River Resources Ltd.
Rio Alto Mining Ltd.
Romarco Minerals Inc.
Rubicon Minerals Corp.
Sabina Gold & Silver Corp.
Seabridge Gold Inc.
Torex Gold Resources Inc.

The results of this updated analysis, the 2012 Executive Compensation Report, will be used by the Company in establishing compensation levels for 2013. However, for purposes of this Information Circular, the Company has included some analysis comparing the Company’s 2011 pay levels to the 2011 compensation levels of the 2012 Peer Group in the interest of providing shareholders with a more current benchmarking analysis of the Company’s overall compensation and pay practices (see “Benchmarking of NEO Compensation Relative to the 2012 Peer Group” below).

Aligning the Interests of the NEOs with the Interests of the Company’s Shareholders

The Company believes that transparent, objective and easily verified corporate goals, combined with individual performance goals, play an important role in creating and maintaining an effective compensation strategy for the NEOs.  The Company’s objective is to establish benchmarks and targets for its NEOs which, if achieved, will enhance shareholder value.

A combination of fixed and variable compensation is used to motivate executives to achieve overall corporate goals.  For the 2011 financial year, the three basic components of the executive officer compensation program were:

•	Base (fixed) salary;

•	Annual incentives (cash bonus); and

•	Long term (option based) compensation.

Base salary comprises a portion of the total cash-based compensation and is paid semi-monthly; however, annual incentives and option based compensation represent compensation that is “at risk” and thus may or may not be paid to the respective executive officer depending on: (i) whether the executive officer is able to meet or exceed his or her applicable performance targets; (ii) whether the Company has met its operational performance targets; and (iii) market performance of the Company’s common shares relative to the market and peer common share performance.

To date, no specific formulae have been developed to assign a specific weighting to each of these components. Instead, the Compensation Committee meets at least twice annually to consider performance targets and the Company’s performance, and assigns compensation based on its subjective assessment of the accomplishments of the executive relative to these performance metrics and makes recommendations to the board for consideration.

Base Salary

The Compensation Committee recommends and the board of directors approves the salary ranges for the NEOs.  The base salary review for each NEO is based on an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as leadership ability and management effectiveness, experience, responsibility and proven or expected performance of the particular individual.

The base salary is reviewed annually by the Compensation Committee and approved by the board of directors.

The Compensation Committee, using the 2010 Executive Compensation Report and other available peer group information, together with budgetary guidelines and other internally generated planning and forecasting tools, performed annual assessments of the compensation of all executive and employee compensation levels. During the financial year ended December 31, 2010, Daniel MacInnis and Larry Taddei were awarded a 17.9% and 8.2% increase in base salary, respectively, effective January 1, 2011, in order to align their respective salary levels to those of peers with similar roles and responsibilities. The Company also awarded a 2.5% increase in base salary, effective January 1, 2011 to Gordon Neal and Jody Harris as a cost of living increase, consistent with the consumer price index. During the financial year ended December 31, 2011, Daniel MacInnis, Larry Taddei and Michael Petrina were awarded a 5.1%, 5.0% and 5.0% increase in base salary, respectively, effective January 1, 2012, in order to continue to align their respective salary levels to those of peers with similar roles and responsibilities (see “Benchmarking of NEO Compensation Relative to the 2012 Peer Group” below). The Company also awarded a 2.9% increase in base salary to Gordon Neal and Jody Harris, effective January 1, 2012, as a cost of living increase consistent with the consumer price index. In the case of Gordon Neal, as of July 15, 2012 his salary (upon mutual agreement) was reduced to 70% of his base to reflect that he commits up to 30% of his time to other activities outside of MAG.

Annual Incentives

To motivate executives to achieve short-term corporate goals, the NEOs participate in an annual incentive plan.  Awards under the annual incentive plan are made by way of cash bonuses which are based in part on the Company’s success in reaching its objectives and in part on individual performance. A target bonus is set for each of the CEO, CFO and VP Operations, based as a percentage of Base Salary.  The Compensation Committee and the board of directors approve all annual incentives.

Executive management together with the Compensation Committee set certain individual and corporate performance objectives each year.  These corporate objectives are generally qualitative in nature given the exploration stage of the Company.  In 2011, the principal individual and corporate objectives were as follows:

CEO

1.
Advancement of the 44% owned Juanicipio Project, in conjunction with the Company’s Joint Venture partner, Fresnillo, including the oversight of an Updated Preliminary Economic Assessment (“UPEA”) and associated parallel studies, and continued exploration;

2.
The continued assessment of the 100% owned Cinco de Mayo project, including aggressive drilling of the silver-zinc-lead deposit targets, and an extensive metallurgical test program on the Pozo Seco molybdenum-gold deposit in advance of a planned Preliminary Economic Assessment (“PEA”);

3.	Continued exploration activities on the Company’s other exploration stage properties in search of a new discovery or delineating new resources;

4.	Finalize the arbitration proceedings with the International Court of Arbitration of the International Chamber of Commerce (the "ICC"), with a successful ruling against Fresnillo; and

5.	Increasing investor interest in, and analyst coverage with respect to, the Company.

CFO

1.	Maintaining compliance with the regulatory and disclosure framework;

2.	Implement a successful transition of the Company’s financial reporting to International Financial Reporting Standards (“IFRS”);

3.	Recover past due Mexican value added taxes (the "Mexican IVA”); and

4.	Manage the Company's corporate structure and analyze and implement any changes thereto deemed advisable by the board of directors.

VP Operations

1.
Advancement of the 44% owned Juanicipio Project, in conjunction with the Company’s Joint Venture partner, Fresnillo, including the oversight of an UPEA and associated parallel studies, and continued exploration;

2.
The continued assessment of the 100% owned Cinco de Mayo project, specifically with respect to an extensive metallurgical test program on the Pozo Seco molybdenum-gold deposit in advance of a planned PEA; and

3.	Identifying and advancing value-add merger and acquisition opportunities.

VP Corporate Development

1.	Increasing investor interest in, and analyst coverage with respect to, the Company;

2.	Increasing investor awareness and knowledge of the Company’s 100% owned Cinco de Mayo project; and

3.	Obtain shareholder approval of all resolutions at the Company’s Annual (and Special) General Meeting.

Corporate Secretary

1.	Support the directors to ensure board effectiveness and good governance;

2.	Ensure compliance with the regulatory and continuous disclosure requirements of the Corporation;

3.	Maintain key corporate documents and records; and

4.	Manage all board, committee and AGM meeting logistics.

To assist the Compensation Committee with their assessments, the CEO and CFO provide the Chairman of the Compensation Committee with their compensation recommendations for both the VP Corporate Development and the Corporate Secretary. In addition, the CEO provides the Compensation Committee with his input and recommendations for both the CFO and the VP Operations.

The Compensation Committee does not set “share price targets” and hold the NEOs accountable to such targets, given the numerous uncontrollable factors that can affect the Company’s share price (commodity prices, threats of global economic country failures, etc.).  However the Compensation Committee and the remaining board members are aware of the Company’s share price performance against various market indices (see “Performance Graph” below).  In addition, the Company’s financial advisor is often asked to provide insight into the Company’s share performance, including share price as a multiple of the Company’s ‘Net Asset Value’ (“NAV”) relative to peers. This information provides the backdrop against which the corporate successes achieved by the NEOs are evaluated, and subjectively is factored into the discretionary compensation rewards earned by the NEOs.

The more objective factors considered in the determination of annual bonus are the success of NEOs in achieving their individual objectives and their respective contributions to the Company in reaching its overall goals. The Compensation Committee assesses the performance of each NEO on the basis of his or her respective contribution to the achievement of the predetermined objectives, as well as to needs of the Company that arise on a day to day basis (see “Compensation and Measurements of Performance” below).  This assessment is used by the Compensation Committee in developing its recommendations to the board of directors with respect to the determination of annual bonuses for the NEOs.  Where the Compensation Committee cannot unanimously agree, the matter is referred to the full board for decision.  The board relies heavily on the recommendations of the Compensation Committee in granting annual incentives.

The Compensation Committee, by recommendation to the board of directors, may increase the bonus payment beyond the targeted amount in circumstances where the NEO achieves all targets and exceeds the expectations for his or her position.  This discretion was exercised with respect to the CFO’s 2011 bonus paid which exceeded target by 5% of salary or $10,000.

Compensation and Measurements of Performance

With the recommendations from the Compensation Committee, the board of directors approves targeted annual incentives for all NEO’s for each financial year.  Achievement of individual and corporate objectives would generally lead to payment of the target bonus, while performance above or below target would correspondingly result in a bonus payment above or below the target level.

In 2011, these targeted incentives and incentives paid were as follows for each of the NEOs:

NEO	Target as % of Base Salary	Targeted Bonus ($)	Actual Bonus ($) Paid
Daniel MacInnis – CEO	40%	$110,000	$110,000
Larry Taddei – CFO	30%	$ 60,000	$ 70,000
Michael Petrina – VP Operations	30%	$ 60,000	$ 60,000
Gordon Neal – VP Corporate Development	n/a (1)	n/a (1)	$ 60,983
Jody Harris – Corporate Secretary	n/a (1)	n/a (1)	$ 32,500
Notes:
(1) Specific performance targets are not set for the VP Corporate Development and Corporate Secretary. Rather, the Compensation Committee looks to the CEO and CFO to provide them with their evaluation and bonus recommendations for these positions, and then makes a final bonus determination.

The above targeted amounts were determined by the Compensation Committee based on market research and an assessment of compensation levels within the Company’s peer group, and were then approved by the board of directors.  As noted above, the Company has engaged Lane Caputo to undertake an analysis of peer group compensation levels in July 2012.  The Compensation Committee will use this report in establishing targeted incentives for each of the NEOs for the 2013 fiscal year.

Achieving predetermined individual and/or corporate targets and objectives, as well as general performance in day to day corporate activities, will trigger the award of a bonus payment to the NEOs.  The NEOs will receive a partial or full incentive payment depending on the number of the predetermined targets met and the Compensation Committee’s and the board’s assessment of overall performance.  The determination as to whether a target has been met is ultimately made by the board and the board reserves the right to make positive or negative adjustments to any bonus payment if they consider them to be appropriate.

Before paying out the annual incentives, the Compensation Committee and the board of directors considers all annual incentives carefully in light of the achieved individual and corporate targets and objectives, respective performance, analysis of external market conditions and competitive needs to retain its qualified personnel.  In conducting this assessment, the board of directors and Compensation Committee retain the discretion to increase or decrease bonus payments, regardless of attainment of objectives, due principally to their recognition that the achievement of milestones and objectives relating to its Juanicipio Project are heavily co-dependent on the actions of Fresnillo, its joint venture partner and operator of the project.

With respect to the CEO, CFO and VP Operations, for 2011 the Compensation Committee and the board of directors concluded that each NEO broadly met or exceeded (CFO) all of their target objectives:

•
At the Juanicipio Project, while the UPEA was not completed during the year as projected, the delay was related to an amended work plan approved jointly with Fresnillo, the project operator, and the UPEA was substantially advanced prior to year end;

•
Drilling at the Cinco de Mayo project succeeded in expanding the area of known mineralization while ongoing metallurgical test work at Pozo Seco continued to advance towards a proposed flow sheet which was required before undertaking a PEA;

•	Several value added merger and acquisition opportunities were identified and advanced although they did not come to fruition during the period;

•	The Company obtained a favourable ruling in the arbitration proceedings against Fresnillo plc. before the ICC;

•	Investor relations efforts led to the continued expansion of the Company’s shareholder register and increased research coverage in the analyst community;

•	Compliance with the regulatory and disclosure framework was maintained throughout the year and an internal corporate reorganization was planned and completed to provide greater corporate flexibility;

•	A successful transition of the Company’s financial reporting to IFRS was completed; and

•	Past due Mexican IVA balances were all collected prior to the end of the fiscal year.

On this basis, the board of directors determined that annual incentives to the CEO and VP Operations be paid in full for 2011, with Daniel MacInnis and Michael Petrina receiving $110,000 and $60,000, respectively. The board of directors determined that annual 2011 incentive to the CFO be increased by 5% of salary ($10,000) to reflect performance beyond targeted expectations, resulting in Larry Taddei receiving $70,000.

With respect to the VP Corporate Development and Corporate Secretary, the CEO and CFO performed evaluations and determined that each had met their target objectives for 2011, and that bonuses consistent with prior years should be recommended to the Compensation Committee for consideration.  The Compensation Committee and the board of directors agreed and concluded that these NEO’s had met their target objectives.  On this basis, the board of directors determined that annual incentives to the VP Corporate Development and Corporate Secretary should be in line with prior years, and consistent with levels required to be competitive so as to retain its qualified personnel. Bonuses paid for 2011 resulted in Gordon Neal receiving $60,983 and Jody Harris receiving $32,500.

Long Term Compensation

The Company also has a Stock Option Plan which is designed to encourage share or equity ownership and entrepreneurship on the part of the senior management and other employees.  The Compensation Committee believes that the Stock Option Plan aligns the interests of the NEOs with shareholders by linking a component of executive compensation to the longer term performance of the Company’s common shares.  Importantly for an exploration stage company, the Stock Option Plan also allows the Company to provide long term incentive-based compensation without depleting the Company’s cash resources which are needed for ongoing exploration and development activities.

The Compensation Committee approaches option grants taking into account the level of options granted by comparable companies for similar levels of responsibility, and considers each executive officer or employee based on reports received from management, its own observations on individual performance (where possible) and its assessment of individual contribution to shareholder value and the objectives set for the executive officers.

The scale of option grants is generally commensurate to the appropriate level of base compensation for each level of responsibility, and the Compensation Committee also considers the grant in terms of other factors including:

•	The Black Scholes (an option pricing model) valuations of each grant;

•	The absolute number of options being granted; and

•	The percentage of total outstanding shares represented by the grant.

Each of these attributes is plotted against the peer group analysis provided in the Lane Caputo 2010 Executive Compensation Report (2012 Executive Compensation Report will form the basis of comparison for grants in 2013) in order to evaluate the percentile range within which the grant falls.

In addition to determining the number of options to be granted pursuant to the methodology outlined above, the Compensation Committee also makes the following determinations as authorized under the Company’s Stock Option Plan:

•	The NEOs and others who are entitled to participate in the Stock Option Plan;

•	The initial option grants made to new NEOs and other eligible persons upon commencement of their employment and/or appointment with the Company;

•	The exercise price for each stock option granted, subject to the provision that the exercise price cannot be lower than the market price on the date of grant;

•	The date on which each option is granted;

•	The vesting period for each stock option; and

•	The other material terms and conditions of each stock option grant.

The Compensation Committee makes these determinations subject to and in accordance with the provisions of the Stock Option Plan. Options are typically granted annually in late June, subject to the imposition of trading black-out periods, in which case options scheduled for grant will be granted subsequent to the end of the black-out period. Stock options granted to NEOs during the most recently completed financial year are disclosed below under the heading, “Executive Compensation - Summary Compensation Table”.

Group Insurance Benefits

Effective February 1, 2011, the Compensation Committee approved a Group Insurance Plan extended to all officers and all employees of the Company (excluding directors).  The plan was adopted to provide security to employees and their dependents pertaining to health and welfare risks. The plan premiums are paid by the Company, and coverage includes extended health and dental benefits, long-term disability insurance, $25,000 of life and critical illness insurance, and an employee assistance plan.

Risks Related To Compensation Policies & Practices

The Company is an exploration and pre-development stage company and does not have any operating assets.  Incentive compensation is generally paid in relation to milestones regarding the advancement of projects (drilling success, resource calculations, evaluation activities) which are subject to considerable external review and assessment that is independent of the Company’s NEOs.  As such, the Compensation Committee considers that its compensation practices are unlikely to encourage any NEO from taking inappropriate risks.

The Compensation Committee also believes that its policies and practices include the following characteristics that reduce the likelihood of having a material adverse risk on the Company or the risk-taking by employees, including our officers and employees:

•	The compensation mix is balanced among fixed components (salary and group insurance benefits), annual incentive payments and long-term incentives, including stock options;

•	The Compensation Committee has ultimate authority to determine, and reduce if appropriate, compensation provided to each of the NEOs;

•
The Compensation Committee, under its charter, has the authority to retain any advisor it deems necessary to fulfill its obligations and has in the past engaged independent compensation consultants which have assisted the Committee in reviewing executive compensation on an as needed basis;

•
The annual incentive program for the executive management team, which includes each of the NEOs, is approved by the board of directors. Individual payouts are based on a combination of metrics as well as qualitative and discretionary factors;

•	Stock based awards are all recommended by the Compensation Committee and approved by the board; and

•	The board of directors approves the compensation for the all NEOs.

Hedging of Company Securities

The Company does not have in place a formal policy on whether or not NEOs and directors are permitted to purchase financial instruments, including, for greater certainty, prepaid variable forward contracts, equity swaps, collars, or units of exchange funds that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by an NEO or director.

C.           Performance Graph

The following graph compares the cumulative shareholder return on a $100 investment in common shares of the Company to the cumulative shareholder return of the S&P/TSX Composite Index for the five-year period ended December 31, 2011.

Comparison of Cumulative Total Return (1)

	December 31, 2006	December 31, 2007	December 31, 2008	December 31, 2009	December 31, 2010	December 31, 2011
MAG Silver Corp.	$100.00	$232.55	$86.01	$99.06	$194.81	$105.35
S&P/TSX Composite Index	$100.00	$107.16	$69.63	$91.00	$104.14	$92.61

Note:
(1)   Assuming an investment of $100 on December 31, 2006.

From December 31, 2006 to December 31, 2011, the share price of the Company increased by 5.35%, compared to a decrease in the S&P/TSX Composite Index of (7.39)% during the corresponding period.  During the same period, the aggregate compensation of the individuals acting as the CEO and CFO (the only NEOs at the beginning of the period) increased by 587%, and the aggregate compensation for all NEOs increased by 1,086%.  The increase in aggregate compensation for all NEOs over the five-year period can be attributed to several factors, including:

(i)	the ongoing growth and development of the Company;

(ii)	in 2007, there were no long term incentives (stock options) granted to NEOs thereby significantly reducing the base year compensation comparative above;

(iii)
the increase in the number of NEOs from two to five as the Company went from a part-time to a full-time CFO, and has added a VP Operations and Corporate Secretary to coincide with the expanding needs of a developing business;

(iv)	the VP Corporate Development previously did not qualify as a NEO, and therefore his compensation is not included in the comparative base; and,

(v)
the high worldwide demand for mining executives leading to an increased need to provide a competitive salary and bonus structure to attract qualified personnel to manage the shareholders’ investment in the Company.

Although still pertinent, overall current compensation is less correlated with market performance, due to numerous factors outside the control of the Company that can affect the Company’s share price (commodity prices, threats to global economic stability and growth, etc.).  In addition, Fresnillo plc, the Company’s joint venture partner, is the operator of the Company’s 44% interest in the Juanicipio Property and the Company is reliant on Fresnillo plc to advance the project in a timely and efficient fashion.  The Company’s assets, specifically its 44% interest in the Juanicipio Property and its 100% owned Cinco de Mayo property, have both been significantly advanced in the last five years, and significant asset value has been created which should eventually correlate to increased shareholder returns.  In the period January 1, 2012 to August 31, 2012, during which the Company announced advancements to the Juanicipio project (both a UPEA and the adoption of an underground work plan) and the recent drilling results at the Cinco de Mayo project, the share price of the Company has increased by 51% compared to nil (0%) increase in the S&P/TSX Composite Index.

D.           Compensation Governance

Compensation Committee – Members and Skills

The Company’s Compensation Committee consists of three independent directors.  The members of the Compensation Committee are Richard Colterjohn (Chairman), R. Michael Jones and Jonathan Rubenstein. As discussed above under the heading “Compensation Discussion and Analysis”, the Compensation Committee is charged with implementing an appropriate plan for executive compensation and for making recommendations to the board with respect to the compensation of the Company’s executive officers. In 2011, the Compensation Committee held three meetings, each of which was attended by all three Committee members.  In connection with its mandate, the Compensation Committee keeps the board apprised of its work by providing regular updates at the Company’s board meetings.

The members of the Compensation Committee have a range of skills and experience which the Company believes provides the expertise necessary to oversee the Company’s executive compensation structure. Where necessary, the Compensation Committee obtains input from independent outside compensation consultants. The relevant experience of the Compensation Committee members is summarized below.

Richard Colterjohn	● ●
Mr. Colterjohn has served as a director of five other Canadian public mining sector companies: Canico Resource Corp., Cumberland Resources Ltd., Viceroy Exploration Ltd., AuRico Gold and Explorator Resources Inc.

In his capacity as a director, Mr. Colterjohn has served as a former Chair of the Compensation Committee of Cumberland Resources Ltd. and a former member of the Compensation Committee of Viceroy Exploration Ltd.

R. Michael Jones(1)	● ● ● ●
Mr. Jones has served as a director of five other Canadian public  companies: Platinum Group Metals Ltd., West Timmins Mining Inc., West Kirkland Mining Inc., Jerico Resources Inc. and Nextraction Energy Corp.

Mr. Jones is President and CEO of Platinum Group Metals where he is actively involved in compensation decisions.

Mr. Jones has made compensation decisions for other public companies in the mining business for technical, executive and administrative staff in similar roles as that for the Company for more than 20 years.

In his capacity as a director, Mr. Jones has served on the Compensation Committee of West Timmins Mining Inc.

Jonathan Rubenstein	● ●
Mr. Rubenstein has served as a director on many public company boards for over 30 years and over the last five years, in addition to the Company, has served for seven other Canadian public companies: Aurelian Resources, Canico Resource Corp., Cumberland Resources Ltd., Redcorp Ventures, Eldorado Gold, Detour Gold, and Troon Ventures.

In his capacity as a director, Mr. Rubenstein has served on the Compensation Committees of Cumberland Resources Ltd. and Redcorp Ventures and currently serves on the Compensation Committees of Eldorado Gold, Detour Gold, and Troon Ventures.

(1) R. Michael Jones is not standing for re-election to the board; a qualified independent director will be added to the Compensation Committee following the annual and special general meeting on October 5, 2012.

Policies and Practices Used to Determine Executive and Board Compensation

The Company’s policies and practices for establishing compensation levels for executive officers have been described in the Compensation Discussion and Analysis commencing on page 11 of this Information Circular. The Compensation Committee determines director compensation with reference to board compensation of comparably sized Canadian companies. See "Director Compensation" commencing on page 33 of this Information Circular.

Responsibilities, Powers and Operation of the Compensation Committee

The Compensation Committee was established to provide the board of directors with recommendations relating to the compensation of the directors and executive officers of the Company; to establish succession plans for executive officers; to establish human resources policies for executive officers; and to oversee administration of the Company’s compensation and benefits plans.  In doing so, the Compensation Committee is required, among other things, to: (a) review and recommend to the board the general compensation philosophy and guidelines for all directors and executive officers; (b) review, approve and report to the board all grants of stock options under the Company’s Stock Option Plan; (c) review and recommend to the board all other executive compensation; (d) establish compensation and recruitment policies and practices for the Company’s executive officers; (e) administer the Company’s Stock Option Plan; (f) consider requests for the retention of outside advisors and experts (including compensation consultants and legal counsel); and (g) review compensation disclosure in public documents, including the Compensation Discussion and Analysis, for inclusion in this Information Circular in accordance with applicable rules and regulations.

The CEO is permitted to attend the Compensation Committee’s deliberations regarding NEOs other than himself however he does not participate in votes related to NEO compensation.

Executive Compensation Consultant

The Compensation Committee receives periodic information and advice from Lane Caputo, an independent executive compensation consulting firm specializing in executive and Board of Director compensation reviews, strategic short and long-term incentive design, executive retention issues and compensation and executive contract issues surrounding mergers and acquisitions. Lane Caputo was first retained by the Compensation Committee in 2010.  Lane Caputo’s mandate is to assist the Compensation Committee by providing a review of the compensation arrangements for the Company’s senior management team and independent directors and recommending changes (if any) to various pay elements and/or strategies to ensure alignment with current market practices.  Lane Caputo also provides the Compensation Committee with benchmarking analysis of the Company’s compensation practices as compared to a peer group of companies in the same industry, and of similar size and stage of development.

The following table summarizes the executive compensation consulting and other fees charged by Lane Caputo for its services during each of the 2011 and 2010 fiscal years.

Service Provided	Fiscal Year 2011	Fiscal Year 2010
Executive Compensation Report	-	$30,700
Stock Option Plan – benchmarking and analysis	19,250	-
Total	$19,250	$30,700

Fees for Executive Compensation Analysis

The fees charged by Lane Caputo in 2010 for executive compensation consulting related to the review of the executive and director compensation. This included a review of the Company’s executive compensation structure, incentive plans, the executive employment contracts and director compensation levels, in each case, as compared to the 2010 Peer Group.  Lane Caputo also assisted the Compensation Committee in reviewing the compensation philosophy of the Company.  Lane Caputo provided a review of director and officer incentive options in 2011.  In July 2012, the Compensation Committee again engaged Lane Caputo to update its 2010 analysis.

The Compensation Committee considers the information provided by Lane Caputo, among other factors, when making recommendations to the board for approval.

Other Fees

In the fiscal years of 2011 and 2010 no additional services were undertaken by Lane Caputo on behalf of the Company. The Compensation Committee is required to pre-approve any non-compensation related work by Lane Caputo.

Although management may liaise with Lane Caputo to provide information on the Company’s compensation specifics, Lane Caputo reports directly to the Compensation Committee in all engagements undertaken.

E.           Summary Compensation Table

The following table contains a summary of the compensation paid to the NEOs of the Company during the three most recently completed financial years.

NEO Name and Principal Position	Year	Salary ($)	Option- based awards(1)(2) ($)	Non-Equity incentive plan compensation ($) Annual incentive plans ($)	All other compensa- tion ($)	Total compensation (Salary, Bonus and Option- based awards, including both those in and out-of-the- money (2) ) ($)	Total Cash compensation (excluding the value of any Option-based awards) ($)
(a)	(b)	(c)	(e)	(f1)	(h)	(i)	(j)
Daniel MacInnis Chief Executive Officer	2011	275,000	467,603	110,000	Nil	852,603	385,000
	2010	233,306	481,208	105,000	Nil	819,515	338,307
	2009	227,616	78,964	105,000	Nil	411,580	332,616
Larry Taddei Chief Financial Officer(3)	2011	200,000	280,562	70,000	Nil	550,562	270,000
	2010	97,300 (3)	632,947	55,000	51,545 (3)	836,792	203,845
	2009	Nil	Nil	Nil	Nil	Nil	Nil
Michael Petrina VP Operations(4)	2011	200,000	280,562	60,000	Nil	540,562	260,000
	2010	64,773	625,677	20,000	Nil	710,450	84,773
	2009	Nil	Nil	Nil	Nil	Nil	Nil
Gordon Neal VP Corporate Development	2011	118,455	93,521	60,983	Nil	272,959	179,438
	2010	141,254	96,242	70,500	Nil	307,996	211,754
	2009	136,243	293,873	65,000	Nil	495,116	201,243
Jody Harris Corporate Secretary	2011	96,977	74,816	32,500	Nil	204,293	129,477
	2010	95,812	122,032	52,500	Nil	270,344	148,312
	2009	93,475	74,473	32,500	Nil	200,448	125,975

Notes:
(1)
The “grant date fair value” has been determined using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with IFRS and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.   The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.

(2)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant or with an exercise price fixed at a 5% premium to such market price.  Accordingly, the values shown for these options are not in-the-money value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, many of them had a nil in-the-money-value on December 31, 2011.  Please see the table under “Incentive Plan Awards” for the in-the money value of these options on December 31, 2011.

(3)
Mr. Taddei’s employment with the Company commenced on March 1, 2010 initially as a consultant at $14,000 per month (included in “All other compensation” above), and was then appointed CFO on June 22, 2010 at an annual base salary of $184,800.

(4)	Mr. Petrina’s employment with the Company as VP Operations commenced on September 1, 2010 at an annual base salary of $200,000.

The Company has calculated the “grant date fair value” amounts in column (e) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation, especially where, as in the case of the Company, the price of the share underlying the option is highly volatile.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (i) above, which are based in part the grant date fair value amounts set out in column (e) above.  The total cash compensation listed in column (j) above has been included to reflect the total compensation of each NEO not including the calculated value of any option-based awards.  The value of the in-the-money options currently held by each NEO (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

Benchmarking of NEO Compensation Relative to the 2012 Peer Group

The Lane Caputo 2012 Executive Compensation Report shows that total compensation paid by the Company to its CEO, CFO and VP Operations (the "Senior Officers") during the financial year ended December 31, 2011 consisting of cash compensation and option based awards is, in the case of the CEO and VP Operations, in the lower quartile and, in the case of the CFO, slightly above the 25th percentile of the 2012 Peer Group.

More specifically, the total cash compensation consisting of salary and annual incentives paid to each of the Senior Officers is at or below (CEO and VP Operations) or slightly above (CFO) the 25th percentile relative to the 2012 Peer Group.  The aggregate value of the option based awards granted to the Company's CEO and Vice President Operations during the financial year ended December 31, 2011 using the Black-Scholes-Merton model is at or below the 25th percentile of the 2012 Peer Group, while the aggregate value of the option based awards granted to the Company's CFO is slightly above the 25th percentile of the 2012 Peer Group.

F.           Incentive Plan Awards

Outstanding Option-Based Awards

The following table sets out, for each NEO, the incentive stock options (option-based awards) outstanding as at December 31, 2011.  Unless otherwise noted, these incentive stock options were fully vested as at December 31, 2011.  The closing price of the Company’s shares on the TSX on December 31, 2011 was $6.70.

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Daniel MacInnis	100,000	5.36	12/14/2011	134,000
	25,000	12.91	2/12/2013	Nil
	17,500	10.01	6/30/2013	Nil
	13,125	5.54	4/22/2014	15,225
	12,344	5.32	6/23/2014	17,035
	8,379	6.32	12/15/2014	3,184
	125,000 (1)	9.92	11/10/2015	Nil
	125,000 (2)	10.44	7/28/2016	Nil
Total				169,444

Name	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
(a)	(b)	(c)	(d)	(e)
Larry Taddei	15,000	5.54	4/22/2014	17,400
	50,000	6.87	3/1/2015	Nil
	185,000	6.95	8/15/2015	Nil
	75,000 (3)	10.44	7/28/2016	Nil
Total				17,400
Michael Petrina	200,000	8.15	9/1/2015	Nil
	75,000 (3)	10.44	7/28/2016	Nil
Total				Nil
Gordon Neal	75,000	5.36	12/14/2011	100,500
	29,250	12.91	2/12/2013	Nil
	29,469	10.01	6/30/2013	Nil
	51,570	5.54	4/22/2014	59,821
	41,178	5.32	6/23/2014	56,826
	32,883	6.32	12/15/2014	12,496
	25,000 (1)	9.92	11/10/2015	Nil
	25,000 (4)	10.44	7/28/2016	Nil
Total				229,643
Jody Harris	35,000	9.40	3/26/2012	Nil
	15,000	12.91	2/12/2013	Nil
	7,500	10.01	6/30/2013	Nil
	15,000	6.32	12/15/2014	5,700
	15,000	7.42	3/29/2015	Nil
	20,000 (1)	9.92	11/10/2015	Nil
	20,000 (5)	10.44	7/28/2016	Nil
Total				5,700

Notes:
(1)      Options ⅔ fully vested as at December 31, 2011; remaining ⅓ vesting on November 10, 2012.
(2)      Options 50,000 fully vested as at December 31, 2011, 37,500 vested on July 28, 2012 and 37,500 vesting on July 28, 2013.
(3)    Options 30,000 fully vested as at December 31, 2011, 22,500 vested on July 28, 2012 and 22,500 vesting on July 28, 2013.
(4)    Options 10,000 fully vested as at December 31, 2011, 7,500 vested on July 28, 2012 and 7,500 vesting on July 28, 2013.
(5)    Options 8,000 fully vested at time of grant, 6,000 vested on July 28, 2012 and 6,000 vesting on July 28, 2013.

While the Compensation Committee relies on stock options as an important element in the implementation of its overall compensation philosophy, the Company's three year total stock option award burn-rate for all officers, employees and non-executive directors (i.e., stock options granted/weighted average shares outstanding) is only 1.8% which is below the median burn rate of 2.3% for the 2012 Peer Group.  The Company's 2011 burn-rate was similarly competitive at 1.4% versus the 2012 Peer Group median of 2.3%.

Value Vested or Earned During the Year

The following table sets forth, for each NEO, the value of all incentive plan awards vested or earned during the year ended December 31, 2011.  The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2011 vesting date and the exercise price of the option.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Daniel MacInnis	Nil	110,000
Larry Taddei	Nil	70,000
Michael Petrina	Nil	60,000
Gordon Neal	Nil	60,983
Jody Harris	Nil	32,500

In 2011, the market price on the vesting date was less than the exercise price of the incentive stock option.

G.           Employment Agreements

Each of Daniel MacInnis, Gordon Neal and Jody Harris has entered into an employment agreement with the Company, which agreements were amended and restated on October 17, 2008.  Larry Taddei accepted an offer of employment dated March 11, 2010, and subsequently entered into an employment agreement dated June 22, 2010, and Michael Petrina entered into an employment agreement dated August 9, 2010, which agreement was amended effective September 1, 2010.  Further amending agreements were executed effective August 1, 2011 for Mr. MacInnis, Mr. Taddei and Mr. Petrina providing for amendments to the entitlements of each of Messrs. MacInnis, Taddei and Petrina upon a dismissal without cause.  Such employment agreements, including all amendments thereto, are collectively referred to in this Information Circular as the “Employment Agreements”.

The Employment Agreements prescribe the terms of employment for each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris and set out their base salary and eligibility for incentive based awards (annual discretionary bonus and stock options).  The annual salary of each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris are reviewed annually in the manner described in the Compensation Discussion and Analysis above.  The payment of bonuses and the granting of stock options are at the discretion of the board of directors and are determined in accordance with the methodology described in the Compensation Discussion and Analysis above.

The Employment Agreements of each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris may be terminated by the Company for cause at any time by notice in writing without giving reasonable notice or compensation in lieu of notice as described below under the heading “Termination and Change of Control Benefits”.  Each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris may terminate their respective employment with the Company at any time by giving 60 days’ written notice; however, upon receipt of such notice, the Company may elect to terminate their respective employment at any time during the notice period.  As discussed under the heading “Termination and Change of Control Benefits” below, each of Messrs. MacInnis, Taddei, Petrina and Neal and Ms. Harris have certain entitlements in the event of a Change of Control (as defined below) of the Company.

H.           Pension Plan Benefits

The Company does not have a pension plan or a deferred compensation plan.

I.           Termination and Change of Control Benefits

Pursuant to the Employment Agreements entered into by the Company with each NEO, the Company is required to make certain payments upon termination (whether voluntary, involuntary, or constructive), resignation, retirement, change of control or a change in the NEOs responsibilities, as applicable.  An estimate of the amount of these payments assuming that the triggering event giving rise to such payments occurred on December 31, 2011 is set out in the table below and is more fully described in the section that follows.

	Triggering Event – December 31, 2011
NEO	Resignation or Retirement $	Termination Without Cause $	Change of Control $
Daniel MacInnis	Nil	435,417	770,000
Larry Taddei	Nil	166,667	270,000
Michael Petrina	Nil	166,667	200,000
Gordon Neal	Nil	31,189	262,361 (1)
Jody Harris	Nil	24,528	130,612

Notes:
(1)
In 2008, due to the inability of the Company to grant options during a lengthy trading black-out period imposed by the Company, each of the NEOs and directors entered into an option compensation agreement with the Company.  Under the terms of the agreement, if the director or officer was not granted the number of options to which he or she would otherwise have been entitled from the date of the agreement to the date of a change of control, and, within three months of a change of control, said director or officer was either terminated other than for cause, permanent disability, death or retirement or voluntarily resigned from his or her employment, he or she was entitled to receive a payment of $2.50 multiplied by the excess, if any, of the targeted number of options at the time of the change of control as specified in the option compensation agreement over the actual number of options granted since the date of the option compensation agreement (“Target Option Compensation”). Under the terms of Mr. Neal’s employment agreement, as at December 31, 2011, he is entitled, in the event of a change of control, to Target Option Compensation of $76,623 which amount is included in the $262,361.  No such payment obligation remains applicable for any other NEO or director.

Resignation or Retirement

Messrs. MacInnis, Neal, Taddei and Petrina and Ms. Harris are entitled to resign at any time by giving the Company at least 60 days’ prior notice (which the Company may shorten or waive entirely).  In the event Messrs. MacInnis, Neal or Taddei or Ms. Harris resigns, the Company is required to pay a lump sum payment equal to: (a) his or her unpaid annual base salary and vacation pay to and including the last day of the notice period; and (b) an amount equal to the annual bonus paid to such person in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO resigns and the date of termination and the denominator of which is 365.  This payment is required to be made within ten days of the date of the termination of employment.  Such resigning NEO is also entitled to receive his or her benefits to the last day of the notice period.  Because 2011 bonuses were paid out in late December 2011, there would have been no requirement on the part of the Company to pay a bonus upon the resignation of any of Messrs. MacInnis, Neal or Taddei or Ms. Harris on December 31, 2011.  The only obligation of the Company would be the payment of salary for the 60 day notice period.

In the event Mr. Petrina resigns, Mr. Petrina is required to provide 60 days’ prior notice to the Company, which the Company may elect to waive in whole or in part and terminate Mr. Petrina’s employment, in which event Mr. Petrina will not be entitled to any severance but will be entitled to the full amount of installments falling due in respect of his annual salary through to the date he leaves his position with the Company plus accrued vacation benefits and any other compensation benefits actually accrued and payable.

In the event that Messrs. MacInnis, Neal, Taddei or Petrina or Ms. Harris either retire or die, the retiring or deceased NEO, as applicable, or the named beneficiary, is entitled to receive an amount equal to such NEO’s unpaid annual base salary and vacation pay to the date of termination of employment plus an amount determined by the Company’s board of directors, in its sole discretion, having regard for the amount of bonus such NEO would reasonably be expected to have earned for that year to the date of termination of employment.

Termination With or Without Cause

Upon termination of Messrs. MacInnis’, Neal’s, Taddei’s, or Petrina’s  or Ms. Harris’ employment for cause, the Company is not required to make any payments to such NEO, other than for his or her annual base salary, benefits and vacation pay earned up to the date of termination.

Upon termination without cause, the Company is required to pay to such NEO a lump sum payment equal to the sum of: (a) his or her unpaid annual base salary and vacation pay to the date of termination; (b) an amount equal to the annual bonus paid to such NEO in respect of the most recently completed fiscal year preceding the date of termination for which a bonus was paid multiplied by a fraction, the numerator of which is the number of days between the first day of the fiscal year in which such NEO is terminated and the date of termination and the denominator of which is 365 (assuming the bonus for the current year has not been paid); (c)(i) 12 months of his annual base salary, plus one additional month for each full year of service to a maximum of 24 months, in the case of Mr. MacInnis; (c)(ii) nine months of his annual base salary, plus one additional month for each full year of service to a maximum of 18 months in the case of Mr. Taddei and Mr. Petrina; and (c)(iii) three months of his or her annual base salary in the case of Mr. Neal and Ms. Harris. The Company is required to make this payment within ten days of the termination of employment.  Additionally, the NEO must continue to receive the benefits he or she was entitled to immediately prior to the date of termination for the period equal to the lesser of three months or such time as the NEO obtains comparable benefits from another source.

Change of Control / Change of Responsibilities

The Company recognizes the valuable services that the NEOs provide to the Company and the importance of the continued focus of the NEOs in the event of a possible Change of Control (as defined below).  Because a Change of Control could give rise to the possibility that the employment of a NEO would be terminated without cause or adversely modified, the board of directors of the Company determined that it would be in the best interests of the Company to ensure that any distraction or anxiety associated with a possible Change of Control be alleviated by ensuring that, in the event of a Change of Control, each NEO would have the following guaranteed rights.

For purposes of the Employment Agreements of Messrs. MacInnis,  Neal, and Taddei and Ms. Harris, a “Change of Control” includes the acquisition by a person of 50% or more of the common shares of the Company; certain transactions (e.g., reorganization, merger, amalgamation, plan of arrangement, consolidation or sale of all or substantially all of the Company’s assets) that result in a person owning more than 50% of the common shares of the Company or the reorganized entity; a shareholder approved liquidation or dissolution of the Company; and the individuals comprising the board of directors ceasing to constitute at least a majority of the Company’s board (provided, however, that any subsequent directors whose election is approved by a vote of at least two-thirds of the directors then comprising the incumbent board shall be considered as though such individuals were members of the incumbent board unless assumptions of office occurred as a result of a proxy contest).  The Employment Agreement of Mr. Petrina makes reference to a “Takeover of Control”, the definition of which is substantially similar to the definition of “Change of Control” above.

In the event that Messrs. MacInnis’, Neal’s, or Taddei’s or Ms. Harris’ employment is terminated by the Company within three months of a Change of Control of the Company (other than for cause, permanent disability, death or retirement) or is terminated by any one of Messrs. MacInnis, Neal, Taddei or Ms. Harris within three months of a Change of Control of the Company, the Company must pay that NEO any unpaid annual base salary for the period to and including the date of termination and an amount equal to the lesser of:  (a) two times the sum of the annual base salary of that fiscal year for Mr. MacInnis, or one times the sum of the annual base salary of that fiscal year for Messrs. Neal, Taddei or Ms. Harris, plus the greater of (i) the annual bonus paid to such NEO for the most recently completed fiscal year and (ii) an amount equal to the annual bonus paid to such NEO in respect of the fiscal year completed immediately prior to the fiscal year in which the Change of Control occurred (collectively, the “Cash Compensation Amount”); and (b) an amount equal to the result obtained when the Cash Compensation Amount is multiplied by a fraction, the numerator of which is the number of days between the date of termination and the employee’s normal retirement date (which means the date employees are required to retire in accordance with the Company’s practices and policies, and in the absence of such policy, shall mean the date at which the employee attains the age of 65) and the denominator which is 365.

Each of Messrs. MacInnis, Neal and Taddei and Ms. Harris is entitled, following a Change of Control and termination, to have any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company that he or she holds become immediately fully vested on the date of termination and any unexercised portion of such options or other securities will thereafter be exercisable by him or her for up to 90 days after the date of termination.  These NEOs will also be entitled to ongoing benefits until the earlier of three months after the date of termination, the NEOs normal retirement date and the NEOs commencement of full time employment with a new employer.

In the event that Mr. Petrina’s employment is terminated by the Company following a Takeover of Control of the Company other than for cause, or is terminated by Mr. Petrina within three months of a Takeover of Control of the Company, the Company must pay Mr. Petrina compensation consisting of: (i) any unpaid annual base salary for the period to and including the date of termination, (ii) an amount equal to twelve months of his annual base salary, and (iii) a cash amount equal to the aggregate spread between the exercise price of all options in the Company held by Mr. Petrina which are in the money on the termination date, whether or not they are fully exercisable as of such date, and the average of the closing prices of the Company’s common shares for thirty days preceding the date of the Takeover of Control (provided that Mr. Petrina shall have the right to waive the payment referred to in (iii) above, whereupon Mr. Petrina’s options on shares of the Company will remain in full force and effect in accordance with the original terms thereof except that such options shall be deemed to not have terminated as a result of the termination of Mr. Petrina’s employment with the Company and shall become fully exercisable as of the termination date, with the effect that none of Mr. Petrina’s options will terminate or be cancelled as a result of termination of his employment and there will no longer be any restriction on the right of Mr. Petrina to exercise all such options).  Mr. Petrina will also be entitled to ongoing benefits until the earlier of twelve months after the date of termination and Mr. Petrina’s commencement of full time employment with a new employer.

In 2008, the Company entered into option compensation agreements with its then NEOs pursuant to which it agreed to compensate them in the absence of the Company’s ability to grant options during a lengthy Company-imposed trading black-out period.  Under the terms of these agreements, if the NEO had not been granted the number of options equal to a targeted amount determined by the Compensation Committee from the date of the agreement to the date of a change of control, and if, within three months of a change of control, the NEO was terminated other than for cause, permanent disability, death or retirement or voluntarily resigned from his or her employment, he or she would be entitled to receive a payment of $2.50 multiplied by the excess, if any, of the targeted number of options at the time of the change of control as specified in the option compensation agreement over the actual number of options granted since the date of the option compensation agreement (“Target Option Compensation”). As at December 31, 2011, the only target options that remain are for Mr. Neal, totaling 30,649. Under the terms of Mr. Neal’s employment agreement, as at December 31, 2011, he is entitled in the event of a change of control, to Target Option Compensation of $76,623. Other NEOs who had entered into option compensation agreements have now been granted options that exceed the target option number prescribed therein; accordingly, no further payment obligation remains applicable under their respective agreements.

J.           Director Compensation

During the financial year ended December 31, 2011, the Company paid an aggregate of $355,000 in compensation relating to annual retainers, meeting fees and per diem fees to its non-executive directors.  The following table describes director compensation for non-executive directors for the year ended December 31, 2011.

No additional compensation is paid to Mr. MacInnis, the Company’s President and CEO, in consideration for his services as a director of the Company.

Name(1)	Fees earned ($)	Option-based awards(2)(3) ($)	All other compensation ($)	Total compensation (Salary, Bonus and Option-based awards, including both those in and out-of-the- money)(3) ($)	Total cash compensation (not including the value of any Option-based awards) ($)
(a)	(b)	(d)	(g)	(h)	(i)
Jonathan Rubenstein	83,500	280,562	Nil	364,062	83,500
R. Michael Jones	33,500	187,041	Nil	220,541	33,500
Eric Carlson	40,500	187,041	Nil	227,541	40,500
Peter Megaw	31,000	187,041	Nil	218,041	31,000
Derek White	42,000	187,041	Nil	229,041	42,000
Richard Colterjohn	75,250	187,041	Nil	262,291	75,250
Frank Hallam	49,250	187,041	Nil	236,291	49,250

Notes:

(1)
The table outlines the compensation paid for board and committee retainer fees, meeting fees and per diem fees as per the schedule below.  Committee positions for each director are outlined in the table found under the heading “Election of Directors” above.

(2)
The “grant date fair value” has been determined by using the Black-Scholes-Merton model.  This value is the same as the fair value established in accordance with IFRS and was determined using the following assumptions: share price volatility on the grant date taking into account the expected life of the grant of three years based on historical life expectancies, an assumption that no dividends are to be paid and a risk-free interest rate determined by the Bank of Canada for the grant date.  The Black-Scholes-Merton model is the industry standard and accordingly is useful for comparative purposes.  See discussion below.

(3)
All options shown were granted with an exercise price equal to the market price of the Company’s common shares on the date of grant.  Accordingly, the values shown for these options do not reflect ‘in-the-money’ value at the time of grant, but the theoretical value of the options at that time based on the Black-Scholes-Merton option pricing formula.  Notwithstanding the theoretical value of these options, the ‘in-the-money-value’ on December 31, 2011, differs significantly.  Please see the table “Option Based Awards” below for the in-the money value of these options on December 31, 2011.

The Company has calculated the “grant date fair value” amounts in column (d) using the Black-Scholes-Merton model, a mathematical valuation model that ascribes a value to a stock option based on a number of factors in valuing the option-based awards, including the exercise price of the option, the price of the underlying security on the date the option was granted, and assumptions with respect to the volatility of the price of the underlying security and the risk-free rate of return.

Calculating the value of stock options using this methodology is very different from a simple “in-the-money” value calculation.  In fact, stock options that are well out-of-the-money can still have a significant “grant date fair value” based on a Black-Scholes-Merton valuation.  Accordingly, caution must be exercised in comparing grant date fair value amounts with cash compensation or an in-the-money option value calculation.  The same caution applies to the total compensation amounts in column (h) above, which are based in part the grant date fair value amounts set out in column (d) above.  The total cash compensation listed in column (i) above has been included to reflect the total cash compensation of each director not including the value of any option-based awards.  The value of the in-the-money options currently held by each director (based on share price less option exercise price) is set forth in column (e) of the “Outstanding Option-Based Awards” table below.

Option-Based Awards to Directors

The following table sets out for each non-executive director the incentive stock options (option-based awards) outstanding as of December 31, 2011.  Unless otherwise noted, these incentive stock options were fully vested as at December 31, 2011.  The closing price of the Company’s shares on the TSX on December 31, 2011 was $6.70.

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in- the-money options ($)
(a)	(b)	(c)	(d)	(e)
Jonathan Rubenstein	200,000	8.80	2/23/2012	Nil
	15,000	12.91	2/12/2013	Nil
	21,250	10.01	6/30/2013	Nil
	15,938	5.54	4/22/2014	18,488
	16,953	5.32	6/23/2014	23,395
	7,715	6.32	12/15/2014	2,932
	50,000	7.42	3/29/2015	Nil
	75,000 (1)	9.92	11/10/2015	Nil
	75,000 (2)	10.44	7/28/2016	Nil
Total				44,815
	20,000	5.36	12/14/2011(4)	26,800
R. Michael Jones	10,000	12.91	2/12/2013	Nil
	16,250	10.01	6/30/2013	Nil
	12,188	5.54	4/22/2014	14,138
	9,141	5.32	6/23/2014	12,615
	11,855	6.32	12/15/2014	4,505
	50,000 (1)	9.92	11/10/2015	Nil
	50,000 (3)	10.44	7/28/2016	Nil
Total				58,058

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in- the-money options ($)
(a)	(b)	(c)	(d)	(e)
Eric Carlson	50,000	5.36	12/14/2011(4)	67,000
	10,000	12.91	2/12/2013	Nil
	27,500	10.01	6/30/2013	Nil
	20,625	5.54	4/22/2014	23,925
	15,469	5.32	6/23/2014	21,347
	6,602	6.32	12/15/2014	2,509
	50,000 (1)	9.92	11/10/2015	Nil
	50,000 (3)	9.92	7/28/2016	Nil
Total				114,781
Peter Megaw	20,000	12.91	2/12/2013	Nil
	15,000	10.01	6/30/2013	Nil
	11,250	5.54	4/22/2014	13,050
	10,938	5.32	6/23/2014	15,094
	8,203	6.32	12/15/2014	3,117
	50,000 (1)	9.92	11/10/2015	Nil
	50,000 (3)	10.44	7/28/2016	Nil
Total				31,261
Derek White	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil
	4,375	10.01	6/30/2013	Nil
	13,281	5.54	4/22/2014	15,406
	9,961	5.32	6/23/2014	13,746
	14,971	6.32	12/15/2014	5,689
	100,000	7.42	3/29/2015	Nil
	50,000 (1)	9.92	11/10/2015	Nil
	50,000 (3)	10.44	7/28/2016	Nil
Total				34,841
Richard Colterjohn	200,000	14.15	10/15/2012	Nil
	7,500	12.91	2/12/2013	Nil
	9,375	5.54	4/22/2014	10,875
	7,031	5.32	6/23/2014	9,703
	7,774	6.32	12/15/2014	2,954
	100,000	7.42	3/29/2015	Nil
	50,000 (1)	9.92	11/10/2015	Nil
	50,000 (3)	10.44	7/28/2016	Nil
Total				23,532

Name	Option-Based Awards
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Options expiration date (m/d/y)	Value of unexercised in-the-money options ($)
Frank Hallam	98,750	12.91	2/12/2013	Nil
	74,063	10.01	6/30/2013	Nil
	61,797	5.54	4/22/2014	71,685
	46,348	5.32	6/23/2014	63,960
	34,761	6.32	12/15/2014	13,209
	50,000	7.42	3/29/2015	Nil
	69,285(1)	9.92	11/10/2015	Nil
	50,000(3)	10.44	7/28/2016	Nil
Total				148,854
Note:
(1)    Options ⅔ fully vested as at December 31, 2011; remaining ⅓ vesting on November 10, 2012.
(2)     Options 30,000 fully vested as at December 31, 2011; 22,500 vested on July 28, 2012 and 22,500 vesting on July 28, 2013.
(3)     Options 20,000 fully vested as at December 31, 2011; 15,000 vested on July 28, 2012 and 15,000 vesting on July 28, 2013.
(4)     Under the Company’s stock option plan, options expiring while under a Company imposed trading blackout will have their expiry date extended to 10 business days after the lifting of the blackout.

Schedule of Director Fees

The fees payable to the directors of the Company for their service as directors and as members of committees of the board of directors at December 31, 2011 were as follows:

Board or Committee Name	Annual Retainer ($)	Meeting Stipend ($)	Per diem fees ($)
Board of Directors	27,000 (chairman) 18,000 (member)	1,000 per meeting	1,000/day
Audit Committee	7,500 (chairman) 4,000 (member)	1,000 per meeting	Nil
Compensation Committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	Nil
Governance & Nomination committee	5,000 (chairman) 2,500 (member)	1,000 per meeting	Nil
Special Committee	20,000 (chairman) 15,000 (member)	1,000 per meeting	1,000/day

Benchmarking of Director Compensation Relative to the 2012 Peer Group

The elements of compensation paid by the Company to its non-executive directors during the financial year ended December 31, 2011 were, on the whole, at or below the median relative to the 2012 Peer Group as independently analyzed by Lane Caputo.  The annual retainer and meeting stipend paid to non-executive directors for their services as directors are in the lower quartile of the 2012 Peer Group, as are the annual retainer and meeting stipend paid to non-executive directors for their service as members of a committee of the board of directors.  While the total cash compensation paid to each non-executive director for 2011 approached the 75th percentile compared to the 2012 Peer Group, this was due exclusively to the meeting fees paid in connection with the higher number of meetings needed by the Company relative to its peer group to deal with, among other things, matters related to the updated preliminary economic assessment (and the corresponding heavy workload associated with settling that study).  In addition, both absolute number of options granted was at the 25th percentile and the average aggregate value of the option based awards (which comprises the largest portion of the compensation paid to the non-executive directors) granted to the Company's non-executive directors during the financial year ended December 31, 2011 using the Black-Scholes-Merton model, was both below the 25th percentile of the 2012 Peer Group.

Director – Change of Control

In December 2008, each director of the Company entered into an option compensation agreement (“Option Compensation Agreement”) between the director and the Company, pursuant to which, if the director resigns or is replaced as a director of the Company at any time within the six months following a Change of Control of the Company, any options, rights, warrants or other entitlements for the purchase or acquisition of securities in the capital of the Company (collectively, the “Director Options”) become immediately fully vested and any unexercised portion of such Director Options will thereafter become exercisable by the director, regardless of whether such Director Options are then exercisable, for a term that is the lesser of 90 days after the Date of Termination or the remaining term to expiry for such Options.

Value Vested or Earned During the Year

The following table sets forth, for each director of the Company, the value of all incentive plan awards vested or earned during the year ended December 31, 2011. The value of the option-based awards vested during the year in the table below is the difference between the closing price of a common share of the Company on the TSX at the close of the particular 2011 vesting date and the exercise price of the option.

Name (a)	Option-based awards – Value vested during the year ($) (b)	Non-equity incentive plan compensation – Value earned during the year ($) (d)
Jonathan Rubenstein	Nil	Nil
R. Michael Jones	Nil	Nil
Eric Carlson	Nil	Nil
Peter Megaw	Nil	Nil
Derek White	Nil	Nil
Richard Colterjohn	Nil	Nil
Frank Hallam	Nil	Nil

Of the 375,000 Director Options granted in 2011 to the independent directors, 150,000 Options vested at the time of grant and 250,000 Options vested over a two year period.  A total of 131,428 Options granted in 2010 vested during 2011.  The market price on the vesting date was less than the exercise price of the incentive stock options.

J.           Benchmarking of Corporate Overhead Relative to the 2012 Peer Group

The total compensation expense of the Company consisting of salaries, management fees, consulting fees, professional fees, directors' fees and stock based compensation expenses is currently in the lower quartile of the 2012 Peer Group.  While the Company's total compensation expense has remained relatively static over the past three years, the total compensation expense of the 2012 Peer Group has increased significantly over the same period.  When compared to the 2012 Peer Group, the level of corporate overhead and the value of option grants made by the Company is relatively low.

SECURITIES AUTHORIZED FOR ISSUANCE
UNDER EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets forth details of the Company’s compensation plan under which equity securities of the Company are authorized for issuance at the end of the Company’s most recently completed financial year December 31, 2011:

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by security holders (1)	3,923,618	$9.31	529,753
Equity compensation plans not approved by security holders (2)	200,000	$8.15	Nil
Total	4,123,618	$9.25	529,753

Notes:
(1)
Effective September 15, 2011, the shareholders of the Company approved the Amended and Restated Stock Option Plan (2011) authorizing a maximum of 8% of the Company’s issued and outstanding common shares of options available to be granted to purchase common shares.

(2)	Inducement options, granted to Mike Petrina as an inducement to join the Company as VP Operations, and granted outside the Company’s Stock Option Plan in 2010.

Stock Option Plan

The Company’s Amended and Restated Stock Option Plan (2011) (the “Stock Option Plan”) provides that options (“Options”) to purchase common shares (“Shares”) may be granted to any employee, officer, director or consultant of the Company or a subsidiary of the Company (each, an “Eligible Person”). The Compensation Committee (in this section, the “Committee”) has the authority to administer the Stock Option Plan and to determine, among other things, the vesting period and the exercise period (subject to a maximum term of five years from the date of grant and the Committee’s discretion in the event that it accelerates vesting for any reason). The board has the ability to revoke any of the powers conferred on the Committee under the Stock Option Plan.  Where the board has revoked any of the powers conferred on the Compensation Committee under the Stock Option Plan, any reference to the “Committee” in this section of the Information Circular refers to the board and/or such other committee of the board to which all or any of the powers of the board under the Stock Option Plan have been delegated.

Under the Stock Option Plan, the number of common shares available for purchase pursuant to Options may not exceed 8% of the issued and outstanding common shares of the Company on a non-diluted basis at any time (known as an 8% “rolling plan”). As of the date of this Circular (as compared to the table above, which is as at December 31, 2011), an aggregate of 4,159,518 common shares are issuable upon the exercise of outstanding options granted under the Stock Option Plan, representing approximately 6.96% of the issued and outstanding common shares of the Company.

Benchmarking of the Company’s Stock Option Plan

To understand how MAG’s use of equity incentives compares against its compensation peer group, Lane Caputo benchmarked the Company’s stock option grant practices against those of its peers. The Lane Caputo 2012 Executive Compensation Report notes that the most prevalent form of long term incentive plans in the Company’s peer group is the stock option, with all but three companies in the peer group continuing to grant options as the only form of equity-based compensation. Whereas the Company has an 8% rolling plan, thirteen of the 21 companies (62%) in the peer group utilize a 10% rolling plan (10% limit on shares authorized for issuance as stock options) while another three (14%) have “rolling” limits of another amount (7.25%, 12% and 15%).  Only five peer companies (24%) use a fixed number of shares authorized for issuance as stock options and other equity-based incentives.

The Lane Caputo 2012 Executive Compensation Report also analyzed the Company’s option ‘burn rate’ or rate at which stock awards are granted.  MAG’s ‘gross burn-rate’ (Stock Awards Granted / Weighted Average Shares Outstanding) over the past three years was calculated by Lane Caputo as 1.8% which is below the median three year burn rate of 2.3% in the peer group. Likewise, the one-year burn rate for the Company is similarly competitive versus the peer group (1.4% for MAG versus 2.3% against the peer group)

Based on Lane Caputo’s independent analysis comparing the Company’s Stock Option Plan against its peers, the Compensation Committee has concluded that the Company’s Plan is consistent with peer group practises, but conservative compared to the majority of peers.

Stock Option Plan – Other features

No Options will be granted under the Stock Option Plan if, together with any other share compensation arrangement established or maintained by the Company, such grant of Options could result, at any time, in the aggregate number of Shares (i) issued to insiders within any one-year period and (ii) issuable to insiders at any time, exceeding 10% of the issued and outstanding Shares.

As a junior mineral company that is still in the exploration stage, the Company does not have a large number of employees and relies extensively on the input and expertise of its non-employee directors. In its efforts to attract and retain experienced directors, the Company chooses to compensate directors partly with incentive stock options, thereby conserving its cash resources and, equally importantly, aligning the directors’ incentives with the interests of the Company’s shareholders by providing them with the opportunity to participate in the upside that results from their contribution. While other larger and/or established operating companies may place limitations on non-employee director compensation to a maximum amount per director per year in order to satisfy external policies and proxy voting guidelines, the Company believes that some methodologies used to quantify the value of options at the time of the grant (using an option pricing model that values options based on a theoretical value at the time of grant) are not suited to calculating such a limit in the case of the Company. Because such methodologies typically incorporate stock volatility into the calculation of option value (with greater volatility resulting in increased grant date option value, other things being equal), the volatility of the Company’s stock (compared with more established operating companies) can significantly inflate option value. The result is that an option grant in a given year could be valued at well in excess of the proposed limits discussed above even if the option is out-of-the money on the date of grant.

While the Company does not object to the principle of limiting non-employee director compensation, the Company believes that it is not currently at the right stage of its development to impose such limitations based on external, generalized criteria. Accordingly, the Company intends to continue to evaluate option grants on a case-by-case basis, making grants based on the contribution of the directors and having regard to the levels of compensation offered by companies in analogous stages of development.

Options may be granted from time to time by the Committee at an exercise price equal to the “Market Price” of the Shares at the time the Option is granted. “Market Price” means:

(a)	if the Shares are listed on one organized trading facility, the closing trading price of the Shares on the business day immediately preceding the grant date,

(b)
if the Shares are listed on more than one organized trading facility, the market price as determined in accordance with (a) above for the primary organized trading facility on which the Shares are listed, as determined by the Committee, subject to any adjustments as may be required to secure all necessary regulatory approvals,

(c)
if the Shares did not trade on the business day prior to the grant date, the average of the bid and ask prices in respect of such Shares at the close of trading on such date on the primary organized trading facility on which the Shares are listed, and

(d)
if the Shares are not listed for trading on a stock exchange or over the counter market, a price which is determined by the Committee to be the fair value of the Shares, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Shares in private transactions negotiated at arms’ length. The Market Price will in no event be less then the minimum prescribed by each of the organized trading facilities that would apply to the Company on the grant date in question.

For any Options that are granted during a black-out period (during which trading of securities of the Company by a holder of Options (an “Option Holder”) is restricted by the Company), the exercise price for each Option would be equal to the greater of the Market Price at the time of grant and the Market Price at the close of trading on the first business day following the expiry of the black-out period.

Termination of Options

Each Option will expire and terminate immediately upon the Option Holder ceasing to be an Eligible Person except as otherwise provided in the Stock Option Plan. The Stock Option Plan provides that where an employee or executive whose employment terminates for any reason other than for cause (but including termination without cause and voluntary resignation), any exercisable Options will continue to be exercisable for a period of 90 days following the termination date, subject to the discretion of the Committee to extend such period (provided that in no event may such period be extended beyond the expiration date of such options).

In addition, in the event that the employment of an employee or executive is terminated by reason of death or disability, such Option Holder or his or her estate or legal representative, as the case may be, is entitled to exercise any Options that were vested and exercisable as of the date of death or the date such Option Holder’s employment was terminated by reason of disability, as the case may be, for a period of 12 months after the date of death or the termination date, as applicable, subject to the discretion of the Committee to extend such period (but in no event beyond the expiration date of such options).

Under the Stock Option Plan, where an Option Holder’s employment or term of office is terminated for cause, any Options held by such Option Holder will immediately expire and be cancelled upon termination unless the Committee determines otherwise.

The vesting and exercise of Options granted to a consultant of the Company or its subsidiaries will be treated in a similar manner to that described above for employees.

Extension of Term for Options Expiring During Blackout Periods

If the term of an Option held by an Option Holder expires during or within 10 business days of the expiration of a black-out period applicable to such Option Holder, then the term of the Option (or the unexercised portion of the Option) will be extended to the close of business on the tenth business day following the expiration of the black-out period.

Transferability

Each Option is personal to the Option Holder and is non-assignable and non-transferable. No Option granted under the Stock Option Plan may be pledged, hypothecated, charged, transferred, assigned or otherwise encumbered or disposed of by the Option Holder, whether voluntarily or by operation of law, other than by testate succession, will or the laws of descent and distribution.

Amendment Procedure

Under the Stock Option Plan, the Committee will be entitled to make any amendments to the Stock Option Plan that are not material. Some examples of amendments that would not be considered material, and which could therefore be made without shareholder approval, include the following:

(a)	ensuring continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental authority or any stock exchange;

(b)
amendments of a “housekeeping” nature, which include amendments to eliminate any ambiguity or correct or supplement any provision contained in the Stock Option Plan which may be incorrect or incompatible with any other provision thereof;

(c)	a change to provisions on transferability of Options for normal estate settlement purposes;

(d)
a change in the process by which an Option Holder who wishes to exercise his or her Option can do so, including the required form of payment for the Shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered;

(e)
changing the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Committee’s discretion;

(f)	changing the termination provisions of the Stock Option Plan or any Option which does not entail an extension beyond the originally scheduled expiry date for that Option;

(g)	adding a cashless exercise feature, payable in cash or securities, which provides for a full deduction of the number of underlying Shares from the Stock Option Plan reserve; and

(h)
adding a conditional exercise feature which would give the Option Holders the ability to conditionally exercise in certain circumstances determined by the Committee, at its discretion, at any time up to a date determined by the Committee, at its discretion, all or a portion of those Options granted to such Option Holders which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Committee has determined shall be immediately vested and exercisable in such circumstances.

Any material amendments to the Stock Option Plan will require shareholder approval. Some examples of material amendments that would require shareholder approval include the following:

(a)
any amendment to the amending provisions of the Stock Option Plan other than amendments made to ensure compliance with existing laws, regulations, rules or policies or amendments of a “housekeeping” nature;

(b)
any increase in the maximum number of Shares available for purchase pursuant to Options other than in accordance with the provision of the Stock Option Plan that entitles the Committee to make adjustments to give effect to certain adjustments made to the Shares in the event of certain capital reorganizations and other transactions;

(c)	any reduction in the exercise price or extension of the period during which an Option granted to an insider may be exercised;

(d)	any amendment to permit the repricing of Options;

(e)	the cancellation and reissue of any Options; and

(f)	any amendment that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Company’s board of directors is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.  National Policy 58-201 Corporate Governance Guidelines establishes corporate governance guidelines which apply to all public companies.  The Company has reviewed its own corporate governance practices in light of these guidelines.  In certain cases, the Company’s practices comply with the guidelines, however, the board considers that some of the guidelines are not suitable for the Company at its current stage of development and therefore these guidelines have not been adopted, as outlined in the discussion below.  The board will continue to review with management the corporate governance practices of the Company to ensure that they are sound practices for effective and efficient decision making.

In accordance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”), the Company is required to disclose, on an annual basis, its approach to corporate governance.  The following is a description of the Company’s approach to corporate governance.

Board of Directors Composition

The board of directors of the Company is currently comprised of eight directors.  As set out in the table under the heading “Election of Directors” above, seven of the current directors are proposed to be nominated for election at the Meeting, while R. Michael Jones is not seeking re-election.  Peter D. Barnes and Richard P. Clark are also proposed to be nominated for election at the Meeting.  The board of directors considers that five of the eight current directors (Messrs. Carlson, Jones, Rubenstein, Colterjohn, and White) are independent in accordance with the definition of “independence” set out in National Instrument 52-110 Audit Committees (“NI 52-110”), as it applies to the board of directors.  Messrs. Barnes and Clark are also independent under NI 52-110.  Daniel MacInnis and Frank Hallam are not considered to be independent by virtue of the fact that Mr. MacInnis is an executive officer of the Company and Mr. Hallam was formerly the CFO of the Company through June 22, 2010.  Peter Megaw is not considered independent because of his ownership interest in Minera Cascabel, S.A. de C.V. and IMDEX Inc., both of whom have received mineral property acquisition proceeds and/or geological services and consulting fees from the Company in prior years at market and industry standard rates.  Accordingly, the board considers that a majority of the current directors are independent, as are a majority of the nominees.

Meetings of independent directors are not regularly scheduled but are periodically held to facilitate communication among the independent directors as the need arises after regularly scheduled meetings of the board.  The board believes that adequate structures and processes are in place to facilitate the functioning of the board with a level of independence from the Company’s management.

Mr. Jonathan Rubenstein, an independent director, is the non-executive chairman of the board and presides as such at each meeting.  Mr. Rubenstein facilitates the meetings and actively seeks out the views of the independent directors on all board matters.

The independent directors of the board do not hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.  The Company holds regular quarterly board meetings and other meetings as required, at which the opinion of the independent directors is sought and duly acted upon for all material matters related to the Company.  When appropriate, the board meets in camera and any person that has an interest with respect to the matter or transaction being discussed is asked to step out of the meeting.

While the board of directors believes it is important, at times, to meet without members of management present, there is no indication that open and candid discussion among independent directors is inhibited by the presence of a non-independent director.  The board of directors believes that it is not necessary to exclude any non-independent directors from regularly scheduled meetings in the present circumstances.

The board conducts extensive budget reviews with management and regularly updates the budget as a means of monitoring Company and management activities.

Directorships

Each of the current directors is a director of one or more other issuers that are reporting issuers (or the equivalent) in a jurisdiction in Canada or a foreign jurisdiction, as set forth below:

Name of Director	Reporting Issuer
Daniel MacInnis	• MAX Resources Corp.
Frank Hallam	• Platinum Group Metals Ltd. • Lake Shore Gold Corp. • Nextraction Energy Corp. • West Kirkland Mining Inc.
Eric Carlson	• Platinum Group Metals Ltd. • Nextraction Energy Corp. • Anthem Works Ltd. • West Kirkland Mining Inc.
R. Michael Jones	• Platinum Group Metals Ltd. • Nextraction Energy Corp., • West Kirkland Mining Inc.
Peter Megaw	• Candente Gold Corp. • Minaurum Gold Corp.
Jonathan Rubenstein	• Troon Ventures Ltd. • Eldorado Gold Corp. • Detour Gold Corporation
Richard Colterjohn	• AuRico Gold Inc.
Derek White	• Magellan Minerals Ltd. • Laurentian Goldfields Ltd.

Each of the new director nominees is a director of one or more reporting issuers (or the equivalent), as follows: Mr. Barnes is a director of CB Gold Inc., and Mr. Clark is a director of Sirocco Mining Inc. (formerly Atacama Minerals Corp.) and Lucara Diamond Corp.

Attendance

The Company held 13 board meetings during the financial year ended December 31, 2011. The following table sets out the number of meetings held by the board of directors and committees of the directors for the period commencing January 1, 2011 to and including December 31, 2011 and the attendance record for each of the Company’s eight directors:

Summary of Attendance of Directors at Meetings
Directors	Board(1)	Audit Committee	Compensation Committee	Governance & Nomination Committee	Special Committee
# of meetings held:	13	4	3	1	2
Daniel T. MacInnis	13	n/a	n/a	n/a	n/a
Peter Megaw	13	n/a	n/a	n/a	n/a
Richard Colterjohn	12	4	3	n/a	2
Derek White	10	4	n/a	0	n/a
Eric Carlson	12	3	n/a	1	n/a
R. Michael Jones	10	n/a	3	n/a	n/a
Jonathan Rubenstein	11	n/a	3	1	2
Frank Hallam	12	3(2)	n/a	n/a	2
Notes:
(1)	The board of directors meets on a regular basis and when appropriate, non-independent directors are asked to step out of the meeting.
(2)	Mr. Hallam, in his capacity as a board member, disclosure committee member and former CFO, continues to attend Audit Committee Meetings as a guest, but is excluded from ‘in camera’ sessions.

Board Mandate

Although the board of directors does not have a written mandate, it is understood that the board assumes responsibility for stewardship of the Company, oversees all of the operations of the business, supervises management and sets milestones for the Company.  The board may discharge its responsibilities by delegating certain duties to committees of the board.

The board is specifically responsible for:

(a)	the strategic planning of the Company including setting specific milestones towards which management should direct their efforts, and reviewing the strategic plan at each board meeting;

(b)
adopting a strategic planning process that includes the annual consideration and approval of a strategic plan which takes into account the opportunities and risks of the Company’s business and ensuring that mitigation plans are in place to manage and minimize these risks;

(c)
appointing board committees, including the Company’s Audit Committee, the Governance and Nomination Committee (the “Governance and Nomination Committee”) and the Compensation Committee and delegating to those committees any appropriate powers of the board;

(d)	appointing the chief executive officer and other senior management of the Company and, after considering the recommendation of the Compensation Committee, approving their compensation;

(e)
developing the Company’s approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the Company.  The board recently established a Governance and Nomination Committee to review and make recommendations on matters including, but not limited to: corporate governance in general; size and composition of the board in the short and long-term; CEO succession planning; and policies and procedures for directors to carry out their duties with due diligence and in compliance with all legal and regulatory requirements;

(f)
approving all major communications and continuous disclosure for the Company, including annual and quarterly reports and certain press releases with specific review of financial disclosure by the Audit Committee.  The board is also responsible for approving the hiring of a communications manager to oversee all of the Company’s communication and to ensure a consistent and well-delivered message of the Company’s objectives, achievements and results;

(g)
adherence to the recently adopted Timely Disclosure, Confidentiality and Insider Trading Policy (the “Communication Policy”), pursuant to which four corporate spokespersons have been formally designated.  Under the Communication Policy, all press releases are to circulate to technical staff and all responsible people involved in press release material, this ensures that shareholders receive information not only from the senior management point of view but from the viewpoint of the project staff;

(h)
overseeing the policies and procedures implemented by management to ensure the integrity and effectiveness of the Company’s internal control and management information systems.  The board and the Audit Committee consult with the Company’s auditor with respect to these systems.  The Company also completed a process in 2007 to ensure compliance with the at the time new Sarbanes-Oxley regulations in the United States. This process involved the work of a full time senior accounting advisor in consultation with the Company’s auditors. In general, transactions over $500,000 or involving mineral properties require the board’s approval.  Project budgets are brought before the board for approval on a regular basis. The board’s direction with respect to these budgets are communicated back to project staff;

(i)	providing for measures that accommodate feedback from shareholders; and

(j)
performance of general duties from time to time, including reports to shareholders, reviewing composition of the board, review of the board’s mandate, review of the performance of board committees, review of the performance of the board as a whole and as individuals, succession planning and plans and processes for training and monitoring the performance of senior management.

Position Descriptions

The board has not developed written position descriptions for the chair and the chair of each board committee.  However, the board requires each chair, among other things, to ensure: (i) effective functioning of the committee; (ii) responsibilities of the committee are well understood; and (iii) that board functions delegated to the committees are carried out.  The chair typically establishes the agenda before each board meeting and submits a draft to each director for their review and recommendation for items for inclusion on the agenda.  Each director has the ability to raise subjects that are not on the agenda at any board meeting.  Each of the Compensation Committee, the Audit Committee and Governance and Nomination Committee has a clear written charter from the board which has been filed under the Company’s profile on SEDAR at www.sedar.com.

The board has not developed a written description of the role and responsibilities of the CEO.  The board and the CEO do establish annual corporate and individual objectives for the CEO to achieve and the CEO is expected to execute his role in keeping with “best practices” and “good corporate governance”.  It is the responsibility of the Compensation Committee to review and approve the objectives that the CEO is responsible for meeting.  The Compensation Committee assesses the CEO’s performance against these objectives.

Orientation and Continuing Education

New directors are provided with comprehensive materials with respect to the Company, as well as being oriented on relevant corporate issues including short, medium and long term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing company policies. New directors are also provided with an orientation binder that contains current and relevant information regarding the role of the board, its committees and its directors.  All directors also get regular geologic reviews of the Company's projects and a majority of the directors have been to visit the properties. The Governance and Nomination Committee reviews, approves and reports to the board on the orientation process for new directors.

The skills and knowledge of the board of directors as a whole is such that the Governance and Nominating Committee is of the view that a formal continuing education process is not currently required.  By using a board of directors composed of experienced professionals with a wide range of financial, legal, exploration and mining expertise, the Company ensures that the board operates effectively and efficiently.  The Governance and Nomination Committee will review, approve and report to the board on plans for the ongoing development of existing board members including the provision of continuing education opportunities for all directors, so that individuals may maintain or enhance their skills and abilities as directors, as well as to ensure their knowledge and understanding of the Company’s business remains current. Until such time that an official orientation is implemented, if and when a new director is added, they will have the opportunity to become familiar with the Company by meeting with the other directors and with officers and employees of the Company.  As each director has a different skill set and professional background, orientation and training activities will be tailored to the particular needs and experience of each director.

The Company believes that the approach outlined above will provide Messrs. Barnes and Clark with a successful orientation should they be elected as new directors at the Meeting.

Ethical Business Conduct

The board has adopted a written Code of Business Conduct and Ethics (the “Code”) for the directors, officers and employees of the Company which sets out the legal, ethical and regulatory standards that the Company must follow to promote integrity and deter wrongdoing.  Compliance with the Code is mandatory for every director, officer and employee of the Company and any of its subsidiaries.  A copy of the Code is available on the Company’s website at www.magsilver.com or may be obtained under the Company’s profile on SEDAR at www.sedar.com.

The Company’s Governance and Nomination Committee monitors compliance with the Code. All Company personnel are encouraged to report violations of the Code in accordance with the procedures set forth in the Code.  In addition to responding to any complaints or violations reported directly to board members, the Governance and Nomination Committee makes periodic inquiries of Company management as to issues related to compliance with Code requirements.  In addition, in the course of regular business and operations updates provided by Company management to the board, there are opportunities to discuss any compliance issues.

As required under the Business Corporations Act (British Columbia) and the Company’s Articles:

•
A director or executive officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a director or executive officer of the Company, must promptly disclose the nature and extent of that conflict.

•
A director who holds a disclosable interest (as that term is used in the Business Corporations Act (British Columbia)) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any directors’ resolution to approve the contract or transaction.

In order to ensure a culture of ethical business conduct, the board seeks directors who have solid track records in areas ranging from law and finance to exploration and mining.  Directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering must abstain from voting on such matters.  Generally, as a matter of practice, directors or executive officers who have disclosed a material interest in any transaction or agreement that the board of directors is considering do not take part in any board discussion with respect to that contract or transaction.  In addition, the Code requires all directors to obtain specific permission of the Governance and Nomination Committee prior to any involvement in activities that create or give the appearance of a conflict of interest.

Nomination of Directors

All of the Company’s directors are involved in the search for candidates to fill board vacancies as and when they arise.  A candidate for nomination should have direct experience in the mining business and significant public company experience and must not have a significant conflicting public company association.

The board has established a Governance and Nomination Committee which is composed entirely of three independent directors Eric Carlson, Derek White and Jonathan Rubenstein (Chair). The Governance and Nomination Committee is responsible assist the Board in fulfilling its oversight responsibilities by (a) identifying individuals qualified to become board and board committee members, and recommending to the Board director nominees for appointment or election to the Board, and (b) developing and recommending to the Board corporate governance guidelines for the Company and making recommendations to the Board with respect to corporate governance practices.

In addition to its nomination function, the Governance and Nomination Committee is responsible for providing the board with recommendations relating to corporate governance in general, including, without limitation: (a) all matters relating to the stewardship role of the board in respect of the management of the Corporation; (b) board size and composition, including the candidate selection process and the orientation of new members; and (c) such procedures as may be necessary to allow the board to function independently of management.  The Governance and Nomination Committee meets at least once per year.

Compensation

The board has appointed a Compensation Committee composed entirely of three independent directors: Richard Colterjohn (Chair), R. Michael Jones and Jonathan Rubenstein.  Following the Meeting, the Governance and Nomination Committee will recommend to the board a suitable replacement for Mr. Jones on the Compensation Committee.  The Compensation Committee’s primary responsibility is to discharge the Board’s responsibilities relating to compensation and benefits of the executive officers and directors of the Company. The Compensation Committee meets annually to review and recommend the remuneration for the upcoming year, for board approval.

On an on-going basis, the board in consultation with the Compensation Committee reviews the adequacy and form of compensation and compares it to other companies of similar size and stage of development.  The Company’s Compensation Committee reviews and recommends to the board for approval of the general compensation philosophy and guidelines for all directors and executive officers, including the CEO.  This recommendation includes incentive plan design and other remuneration.

In 2008, the Compensation Committee retained Roger Gurr & Associates to perform an analysis of compensation and employment agreements of executives of peer group companies. In 2010, the Compensation Committee engaged Lane Caputo Compensation Inc. (“Lane Caputo”), an independent executive compensation consulting firm specializing in executive and board of director compensation reviews, strategic short- and long-term incentive design, and executive retention issues. Lane Caputo worked with the Compensation Committee to assemble a comparable industry peer group, and then undertook a comparative compensation analysis of the peer group, including director compensation, and reported back to the Compensation Committee with an Executive Compensation Report.  The Compensation Committee re-engaged Lane Caputo in July 2012 to update its 2010 Executive Compensation Report and to undertake an updated peer group analysis.

Audit Committee

The Audit Committee is comprised of three independent directors: Derek White (Chair), Eric Carlson and Richard Colterjohn.  Each member of the Audit Committee is considered to be independent and financially literate in accordance with NI 52-110.  The Audit Committee is responsible for assisting the board in the discharge of its responsibilities relating to the Company’s accounting principles, reporting practices, internal controls and its approval of the Company’s annual and quarterly financial statements.

Audit committee information, as required under NI 52-110, is contained in the Company’s Annual Information Form dated March 30, 2012 under the heading “Audit Committee”.  Audit Committee information includes the charter, committee composition, relevant education and experience, audit committee oversight, pre-approval policies and procedures, and fees paid to the external auditor.  The Company’s Annual Information Form for the year ended December 31, 2011 is available under the Company’s profile on SEDAR at www.sedar.com.  A copy of the Company’s Annual Information Form will be provided to any shareholder of the Company without charge by request to the Corporate Secretary of the Company at Suite 770, 800 West Pender Street, Vancouver, British Columbia, V6C 2V6.

Other Board Committees

In addition to the Audit Committee, Compensation Committee and Corporate Governance and Nomination Committee, the board has established a Disclosure Committee and a Special Committee.

Disclosure Committee

The Disclosure Committee is comprised of Daniel MacInnis (President & CEO, Director, and Chairman of the Committee), Larry Taddei (CFO), Peter Megaw (Director), R. Michael Jones (Director) and Frank Hallam (Director).  Following the Meeting, the Governance and Nomination Committee will recommend to the board a suitable replacement for Mr. Jones on the Disclosure Committee.  The primary objective of this operational committee is to ensure the Company and all applicable persons meet their obligations under the provisions of securities laws and stock exchange rules by establishing a process for the timely disclosure of all material information, ensuring that all applicable persons understand their obligations to preserve the confidentiality of undisclosed material information and ensuring that all appropriate parties who have undisclosed material information know they are prohibited from insider trading and tipping under applicable law, stock exchange rules and the Company’s Timely Disclosure, Confidentiality and Insider Trading Policy.

The Special Committee

The Special Committee is comprised of Richard Colterjohn (Chairman), Jonathan Rubenstein and Frank Hallam.  The primary objective of this committee is to review and analyze strategic alternatives and potential transactions, and to make recommendations to the Board respecting such strategic alternatives or transactions.

Assessments

The Governance and Nomination Committee is responsible for establishing appropriate processes for the regular evaluation of the effectiveness and contribution of the board and its members and its committees and their charters.  The Governance and Nomination Committee is also responsible for reviewing on an annual basis: (i) the performance of individual directors, the board as a whole, and committees of the board; (ii) the performance evaluation of the chair of each board committee; and (iii) the performance evaluation of the CEO, including performance against corporate objectives.  As part of the review process, the Governance and Nomination Committee periodically meets with individual board members to discuss with each director the effectiveness of the board, its committees and its members.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND OTHERS

Other than routine indebtedness, no current or former executive officer, director or employee of the Company or any of its subsidiaries, or any proposed nominee for election as a director of the Company, or any associate or affiliate of any such executive officer, director, employee or proposed nominee, is or has been indebted to the Company or any of its subsidiaries, or to any other entity that was provided a guarantee, support agreement, letter of credit or other similar arrangement by the Company or any of its subsidiaries in connection with the indebtedness, at any time since the beginning of the most recently completed financial year of the Company.

MANAGEMENT CONTRACTS

Management functions of the Company or any of its subsidiaries are not, to any substantial degree, performed by a person other than the directors or executive officers of the Company or its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set forth in this Information Circular, no informed person of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any such informed person or proposed nominee has had any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction that, in either case, has materially affected or will materially affect the Company or any of its subsidiaries, except as follows:

Dr. Peter Megaw, Director

Dr. Peter Megaw, of Arizona, USA, became a member of the board of directors of the Company on February 6, 2006. Dr. Megaw is also a principal of Minera Bugambilias, S.A. de C.V. (“Bugambilias”) and Minera Coralillo, S.A. de C.V. (“Coralillo”). The Company acquired the mineral claims of the Batopilas property from Bugambilias and Bugambilias has retained a net smelter royalty interest in that property. The Company acquired the mineral claims of the Guigui property from Coralillo and Coralillo has retained a net smelter royalty interest in that property. Dr. Megaw is also a principal of Minera Cascabel, S.A. de C.V. (“Cascabel”). The Company acquired the mineral claims of the Cinco de Mayo property from Cascabel, and Cascabel has retained a net smelter royalty interest in that property.

Further, Cascabel has been and will continue to be retained by the Company as a consulting geological firm compensated at industry standard rates. During the year ended December 31, 2011, the Company accrued or paid Cascabel and IMDEX Inc. consulting, administration and travel fees totaling $325,046  (2010: $256,868) and exploration costs totaling $2,453,719 (2010: $2,831,153) under a Field Services Agreement dated April 1, 2011 between Cascabel, IMDEX Inc. and the Company.  The Field Services Agreement sets out the professional services to be performed by Cascabel and the remuneration for such services.  Services include but are not limited to consultation and advice on the Company’s exploration program and furnishing all labor, supervision, materials, tools, equipment and additional personnel when deemed necessary.  A significant portion of the expenditures which are incurred by Cascabel and IMDEX Inc. on behalf of the Company are charged on a "cost + 10%" basis which is in line with industry standards.

The Field Services Agreement is renewed annually and is reviewed regularly by independent members of the Board.  The Company has determined that the rates charged by Cascabel and IMDEX Inc. are market competitive and that the services provided under the agreement have been beneficial to the Company. The Field Services Agreement provides for a right of first refusal granted to the Company by Cascabel for all silver properties in Cascabel’s control, brought to Cascabel or as may be known or offered to Cascabel or its subsidiaries by others.  Company director Dr. Peter Megaw is a principal of both Cascabel and IMDEX Inc.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no proposed nominee for election as a director of the Company and no associate or affiliate of any of such persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors, the appointment of auditors and except for any interest arising from the ownership of shares of the Company where the shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares in the capital of the Company.

ADDITIONAL INFORMATION

A copy of this Information Circular has been sent to each director of the Company, each shareholder entitled to receive notice of, and to vote at, the Meeting and to the auditors of the Company.

Additional information relating to the Company and its business activities is available under the Company’s profile on the SEDAR website at www.sedar.com.

The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year.  The Company’s audited financial statements for the period ended December 31, 2011 and related management discussion and analysis may be viewed on the SEDAR website noted above. To request copies of the Company’s audited financial statements and related management discussion and analysis, please contact the Company at Suite 770 – 800 West Pender Street, Vancouver, British Columbia V6C 2V6, telephone (604) 630-1399, facsimile (604) 681-0894, e-mail info@magsilver.com.

APPROVAL OF THE BOARD OF DIRECTORS

The contents of this Information Circular have been approved, and the delivery of it to each shareholder of the Company entitled thereto, to the Company’s auditors and to the appropriate regulatory agencies has been authorized by the board of directors of the Company.

DATED as of the 7th day of September, 2012

BY ORDER OF THE BOARD OF DIRECTORS OF

MAG Silver Corp.
/s/ “Dan MacInnis”
Daniel MacInnis
President and Chief Executive Officer

 SCHEDULE A

ADVANCE NOTICE POLICY (Adopted by the Board of Directors with immediate effect on August 23, 2012) MAG SILVER CORP. (the "Corporation")

INTRODUCTION

The Corporation is committed to: (i) facilitating an orderly and efficient annual general or, where the need arises, special meeting, process; (ii) ensuring that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allowing shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation.

The purpose of this Advance Notice Policy (the "Policy") is to provide shareholders, directors and management of the Corporation with a clear framework for nominating directors.  This Policy fixes a deadline by which holders of record of common shares of the Corporation must submit director nominations to the Corporation prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Corporation for the notice to be in proper written form in order for any director nominee to be eligible for election at any annual or special meeting of shareholders.

It is the position of the Corporation that this Policy is in the best interests of the Corporation, its shareholders and other stakeholders.  This policy will be subject to an annual review, and will reflect changes as required by securities regulatory agencies or stock exchanges, or so as to meet industry standards.

NOMINATIONS OF DIRECTORS

1.
Only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Corporation.  Nominations of persons for election to the board of directors of the Corporation (the "Board") may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors:

a.	by or at the direction of the Board, including pursuant to a notice of meeting;

b.
by or at the direction or request of one or more shareholders pursuant to a "proposal" made in accordance with Division 7 of the British Columbia Business Corporations Act (the "Act"), or a requisition of the shareholders made in accordance with section 167 of the Act; or

c.
by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving by the Nominating Shareholder of the notice provided for below in this Policy and at the close of business on the record date for notice of such meeting, is entered in the securities register of the Corporation as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in this Policy.

2.
In addition to any other requirements under applicable laws, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given notice thereof that is both timely (in accordance with paragraph 3 below) and in proper written form (in accordance with paragraph 4 below) to the Secretary of the Corporation at the principal executive offices of the Corporation.

3.	To be timely, a Nominating Shareholder’s notice to the Secretary of the Corporation must be made:

a.
in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the close of business on the tenth (10th) day following the Notice Date; and

b.
in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the close of business on the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

The time periods for the giving of a Nominating Shareholder’s notice set forth above shall in all cases be determined based on the original date of the applicable annual meeting or special meeting of shareholders, and in no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of such notice.

4.	To be in proper written form, a Nominating Shareholder’s notice to the Secretary of the Corporation must set forth:

a.
as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the citizenship of such person; (D) the class or series and number of shares in the capital of the Corporation which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; and (E) any other information relating to the person that would be required to be disclosed in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below); and

b.
as to the Nominating Shareholder giving the notice, full particulars regarding any proxy, contract, agreement, arrangement or understanding pursuant to which such Nominating Shareholder has a right to vote or direct the voting of any shares of the Corporation and any other information relating to such Nominating Shareholder that would be required to be made in a dissident’s proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws (as defined below).

The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as an independent director of the Corporation or that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of such proposed nominee.

5.
No person shall be eligible for election as a director of the Corporation unless nominated in accordance with the provisions of this Policy; provided, however, that nothing in this Policy shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter that is properly before such meeting pursuant to the provisions of the Act or the discretion of the Chairman.  The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

6.	For purposes of this Policy:

a.
"public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Corporation under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and

b.
"Applicable Securities Laws" means the applicable securities legislation of each relevant province and territory of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commission and similar regulatory authority of each province and territory of Canada.

7.
Notwithstanding any other provision of this Policy, notice given to the Secretary of the Corporation pursuant to this Policy may only be given by personal delivery, facsimile transmission or by email (at such email address as may be stipulated from time to time by the Secretary of the Corporation for purposes of this notice), and shall be deemed to have been given and made only at the time it is served by personal delivery to the Secretary at the address of the principal executive offices of the Corporation, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received); provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the next following day that is a business day.

8.	Notwithstanding the foregoing, the Board may, in its sole discretion, waive any requirement in this Policy.

EFFECTIVE DATE

This Policy was approved and adopted by the Board on August 23, 2012 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.  Notwithstanding the foregoing, if this Policy is not approved by ordinary resolution of shareholders of the Corporation present in person or voting by proxy at the next meeting of those shareholders validly held following the Effective Date, then this Policy shall terminate and be void and of no further force and effect following the termination of such meeting of shareholders.

GOVERNING LAW

This Policy shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.

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